SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2022 to 06/30/2022	8
01/01/2021 to 06/30/2021	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2022 to 06/30/2022	17
01/01/2021 to 06/30/2021	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the financial information	41
Comments on the Performance of Business Projections	87
Reports and Statements
Unqualified Independent Auditors’ Review Report	91
Officers Statement on the Financial Statements	93
Officers Statement on Auditor’s Report	94

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 06/30/2022
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0
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Parent Company Financial Statements / Balance Sheet - Assets
(BRL Thousand)

Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
1	Total Assets	59,305,021	61,933,890
1.01	Current assets	16,366,983	18,241,837
1.01.01	Cash and cash equivalents	4,433,173	3,885,265
1.01.02	Financial investments	1,401,158	2,426,457
1.01.02.01	Financial investments measured a fair value through profit or loss	1,352,357	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,352,357	2,383,059
1.01.02.03	Financial investments at amortized cost	48,801	43,398
1.01.03	Trade receivables	1,854,781	2,375,512
1.01.04	Inventory	7,227,316	7,508,183
1.01.06	Recoverable taxes	941,881	1,255,697
1.01.08	Other current assets	508,674	790,723
1.01.08.03	Others	508,674	790,723
1.01.08.03.02	Prepaid expenses	247,108	185,968
1.01.08.03.03	Dividends receivable	150,989	486,506
1.01.08.03.04	Others	110,577	118,249
1.02	Non-current assets	42,938,038	43,692,053
1.02.01	Long-term assets	9,884,222	9,982,573
1.02.01.03	Financial investments at amortized cost	129,121	132,523
1.02.01.07	Deferred taxes assets	4,261,159	4,843,653
1.02.01.10	Other non-current assets	5,493,942	5,006,397
1.02.01.10.03	Recoverable taxes	590,323	691,286
1.02.01.10.04	Judicial deposits	238,559	222,481
1.02.01.10.05	Prepaid expenses	93,920	109,583
1.02.01.10.06	Receivable from related parties	2,942,999	2,442,198
1.02.01.10.07	Others	1,628,141	1,540,849
1.02.02	Investments	25,347,398	26,140,909
1.02.02.01	Equity interest	25,206,024	25,998,331
1.02.02.02	Investment Property	141,374	142,578
1.02.03	Property, plant and equipment	7,652,070	7,508,842
1.02.03.01	Property, plant and equipment in operation	6,784,486	6,752,158
1.02.03.02	Right of use in leases	15,040	15,996
1.02.03.03	Property, plant and equipment in progress	852,544	740,688
1.02.04	Intangible assets	54,348	59,729

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Parent Company Financial Statements / Balance Sheet – Liabilities
(BRL thousand)

Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
2	Total Liabilities	59,305,021	61,933,890
2.01	Current liabilities	13,459,031	16,202,230
2.01.01	Payroll and related taxes	171,229	133,595
2.01.02	Trade payables	4,180,474	4,710,811
2.01.03	Tax payables	305,068	761,868
2.01.04	Borrowings and financing	3,661,143	3,864,228
2.01.05	Other payables	5,107,961	6,696,157
2.01.05.02	Others	5,107,961	6,696,157
2.01.05.02.04	Dividends and interests on shareholder´s equity	455,002	1,125,359
2.01.05.02.05	Advances from customers	138,983	148,822
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	3,904,132	4,439,967
2.01.05.02.07	Lease liabilities	8,553	7,602
2.01.05.02.08	Other payables	601,291	974,407
2.01.06	Provisions	33,156	35,571
2.01.06.01	Provision for tax, social security, labor and civil risks	33,156	35,571
2.02	Non-current liabilities	24,580,507	25,416,662
2.02.01	Borrowings and financing	15,848,884	16,568,616
2.02.02	Other payables	211,404	319,859
2.02.02.02	Others	211,404	319,859
2.02.02.02.03	Lease liabilities	8,404	10,339
2.02.02.02.04	Derivative financial instruments	55,378	101,822
2.02.02.02.05	Trade payables	23,584	43,396
2.02.02.02.07	Other payables	124,038	164,302
2.02.04	Provisions	8,520,219	8,528,187
2.02.04.01	Provision for tax, social security, labor and civil risks	328,825	333,285
2.02.04.02	Other provisions	8,191,394	8,194,902
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	164,670	159,254
2.02.04.02.04	Pension and healthcare plan	584,288	584,288
2.02.04.02.05	Provision for losses on investments	7,442,436	7,451,360
2.03	Shareholders’ equity	21,265,483	20,314,998
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,697,708	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	8,616,486	9,948,596
2.03.04.09	Treasury shares	-	(936,930)
2.03.05	Accumulated earnings (losses)	1,403,728	-
2.03.08	Other comprehensive income	(108,673)	(50,610)

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Parent Company Financial Statements / Statement of Income
(BRL thousand)
Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date 01/01/2022 to 06/30/2022	Same quarter previous year 04/01/2021 to 06/30/2021	YTD previous year 01/01/2021 to 06/30/2021
3.01	Revenues from sale of goods and rendering of services	6,139,087	12,537,589	6,278,019	11,651,298
3.02	Costs from sale of goods and rendering of services	(4,894,623)	(9,762,356)	(4,044,092)	(7,734,001)
3.03	Gross profit	1,244,464	2,775,233	2,233,927	3,917,297
3.04	Operating (expenses)/income	(516,257)	532,629	2,344,866	5,647,796
3.04.01	Selling expenses	(221,285)	(463,615)	(139,576)	(306,788)
3.04.02	General and administrative expenses	(60,660)	(110,326)	(59,784)	(117,475)
3.04.04	Other operating income	18,022	37,592	133,525	2,665,102
3.04.05	Other operating expenses	(572,375)	(751,829)	(161,151)	(554,798)
3.04.06	Equity in results of affiliated companies	320,041	1,820,807	2,571,852	3,961,755
3.05	Income before financial income (expenses) and taxes	728,207	3,307,862	4,578,793	9,565,093
3.06	Financial income (expenses)	(605,967)	(1,361,652)	128,760	538,248
3.06.01	Financial income	(597,115)	(721,877)	796,765	1,376,103
3.06.02	Financial expenses	(8,852)	(639,775)	(668,005)	(837,855)
3.06.02.01	Net exchange differences over financial instruments	539,603	407,728	(331,205)	(159,201)
3.06.02.02	Financial expenses	(548,455)	(1,047,503)	(336,800)	(678,654)
3.07	Income before income taxes	122,240	1,946,210	4,707,553	10,103,341
3.08	Income tax and social contribution	75,086	(542,482)	258,218	102,445
3.09	Net income from continued operations	197,326	1,403,728	4,965,771	10,205,786
3.11	Net income for the year	197,326	1,403,728	4,965,771	10,205,786
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.14877	1.05710	3.59809	7.39488
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.14877	1.05710	3.59809	7.39488
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Parent Company Financial Statements / Statement of Comprehensive Income
(BRL thousand)

Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date 01/01/2022 to 06/30/2022	Same quarter previous year 04/01/2021 to 06/30/2021	YTD previous year 01/01/2021 to 06/30/2021
4.01	Net income for the year	197,326	1,403,728	4,965,771	10,205,786
4.02	Other comprehensive income	(1,023,023)	(282,869)	2,357,516	777,253
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	25	56	29	49
4.02.04	Cumulative translation adjustments for the year	155,081	(585,971)	(278,587)	(192,468)
4.02.11	Losses in cash flow hedge	(1,282,476)	117,472	2,615,279	696,150
4.02.13	Cash flow hedge reclassified to income upon realization	341,734	421,030	-	252,250
4.02.15	(Loss)/gain cash flow hedge accounting, net taxes, from investments in subsidiaries	(237,387)	(235,456)	20,795	21,272
4.03	Comprehensive income for the year	(825,697)	1,120,859	7,323,287	10,983,039

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 06/30/2022	YTD previous year 01/01/2021 to 06/30/2021
6.01	Net cash from operating activities	2,912,298	4,729,934
6.01.01	Cash from operations	1,792,049	3,368,586
6.01.01.01	Net income for the period	1,403,728	10,205,786
6.01.01.02	Financial charges in borrowing and financing raised	571,407	359,259
6.01.01.03	Financial charges in borrowing and financing granted	(82,010)	(21,175)
6.01.01.04	Depreciation, amortization and depletion	516,621	414,651
6.01.01.05	Equity in results of affiliated companies	(1,820,807)	(3,961,755)
6.01.01.06	Deferred taxes assets	305,085	(345,812)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(6,875)	(34,152)
6.01.01.09	Monetary and exchange variations, net	(80,115)	490,789
6.01.01.10	Updated shares – Fair value through profit or loss	1,033,056	(815,514)
6.01.01.11	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.12	Write-off and estimated losses net of reversal	282	1,680
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	5,416	23,473
6.01.01.14	Charges on lease liabilities	846	1,016
6.01.01.15	Accrued for consumption and services	(2,080)	3,339
6.01.01.16	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.18	Dividends USIMINAS	(103,671)	-
6.01.01.19	Other provisions	51,166	25,342
6.01.02	Changes in assets and liabilities	1,120,249	1,361,348
6.01.02.01	Trade receivables - third parties	38,477	(627,190)
6.01.02.02	Trade receivables - related party	429,502	212,985
6.01.02.03	Inventory	(95,441)	(1,784,997)
6.01.02.04	Receivables - related parties/dividends	2,431,565	1,236,190
6.01.02.05	Recoverable taxes	414,779	900,930
6.01.02.06	Judicial deposits	(16,078)	(13,365)
6.01.02.09	Trade payables	(551,701)	216,739
6.01.02.10	Trade payables – Forfaiting and Drawee risk	(535,835)	1,566,598
6.01.02.11	Payroll and related taxes	37,634	42,560
6.01.02.12	Tax payables	(456,291)	33,063
6.01.02.14	Payables to related parties	65,032	3,595
6.01.02.16	Interest paid	(489,841)	(434,194)
6.01.02.17	Interest received	1,593	-
6.01.02.19	Others	(153,146)	8,434
6.02	Net cash investment activities	(1,061,880)	3,923,617
6.02.01	Capital reduction in investee	(278,399)	(89,943)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(633,551)	(405,126)
6.02.08	Intercompany loans granted	(150,312)	(123,244)
6.02.09	Intercompany loans received	2,383	-
6.02.11	Financial Investments, net of redemption	(2,001)	1,377,318
6.02.12	Net cash received from sale of CSN Mineração's shares	-	3,164,612
6.03	Net cash used in financing activities	(1,302,510)	(9,688,906)
6.03.01	Borrowings and financing raised	1,196,064	40,903
6.03.02	Transactions cost - Borrowings and financing	(5,188)	(9,449)
6.03.03	Borrowings and financing – related parties	1,039,378	1,394,275
6.03.04	Amortization of leases	(4,331)	(4,345)
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6.03.05	Amortization of borrowings and financing	(2,339,156)	(3,714,366)
6.03.06	Amortization of borrowings and financing - related parties	(107,673)	(6,495,364)
6.03.07	Dividends and interest on shareholder’s equity	(673,129)	(900,560)
6.03.08	Share repurchase	(408,475)	-
6.05	Increase (decrease) in cash and cash equivalents	547,908	(1,035,355)
6.05.01	Cash and equivalents at the beginning of the year	3,885,265	4,647,125
6.05.02	Cash and equivalents at the end of the year	4,433,173	3,611,770

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 06/30/2022
(BRL thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,806	(170,374)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)
5.04.08	(Loss) / gain on the percentage change in investments	-	-	-	-	224,806	224,806
5.04.10	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-
5.04.11	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-
5.05	Total comprehensive income	-	-	-	1,403,728	(282,869)	1,120,859
5.05.01	Net income for the period	-	-	-	1,403,728	-	1,403,728
5.05.02	Other comprehensive income	-	-	-	-	(282,869)	(282,869)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(585,971)	(585,971)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	56	56
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	303,046	303,046
5.07	Closing balance	10,240,000	32,720	9,697,708	1,403,728	(108,673)	21,265,483

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 06/30/2021
(BRL thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.04	Capital transaction with shareholders	-	-	-	-	820,203	820,203
5.04.10	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486
5.04.11	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)
5.05	Total comprehensive income	-	-	-	10,205,786	777,253	10,983,039
5.05.01	Net income for the period	-	-	-	10,205,786	-	10,205,786
5.05.02	Other comprehensive income	-	-	-	-	777,253	777,253
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(192,468)	(192,468)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	49	49
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	969,672	969,672
5.07	Closing balance	6,040,000	32,720	5,824,350	10,205,786	(386,163)	21,716,693

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Parent Company Financial Statements / Statement of Value Added
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 06/30/2022	YTD previous year 01/01/2021 to 06/30/2021
7.01	Revenues	15,156,167	17,935,438
7.01.01	Sales of products and rendering of services	15,136,063	14,590,533
7.01.02	Other revenues	9,834	3,346,351
7.01.04	Allowance for (reversal of) doubtful debts	10,270	(1,446)
7.02	Raw materials acquired from third parties	(11,807,941)	(10,843,054)
7.02.01	Cost of sales and services	(10,778,847)	(9,547,170)
7.02.02	Materials, electric power, outsourcing and other	(951,557)	(1,249,979)
7.02.03	Impairment/recovery of assets	(77,537)	(45,905)
7.03	Gross value added	3,348,226	7,092,384
7.04	Retentions	(516,319)	(414,250)
7.04.01	Depreciation, amortization and depletion	(516,319)	(414,250)
7.05	Value added created	2,831,907	6,678,134
7.06	Value added received	2,837,249	5,293,435
7.06.01	Equity in results of affiliates companies	1,820,807	3,961,755
7.06.02	Financial income	308,825	1,376,103
7.06.03	Others	707,617	(44,423)
7.06.03.01	Other and exchange gains	707,617	(44,423)
7.07	Value added for distribution	5,669,156	11,971,569
7.08	Value added distributed	5,669,156	11,971,569
7.08.01	Personnel	618,594	627,278
7.08.01.01	Salaries and wages	475,769	464,881
7.08.01.02	Benefits	113,188	133,345
7.08.01.03	Severance payment (FGTS)	29,637	29,052
7.08.02	Taxes, fees and contributions	1,267,837	340,758
7.08.02.01	Federal	1,040,473	108,265
7.08.02.02	State	227,364	232,493
7.08.03	Remuneration on third-party capital	2,378,997	797,747
7.08.03.01	Interest	579,028	373,175
7.08.03.02	Rental	903	4,315
7.08.03.03	Other and passive exchange variations	1,799,066	420,257
7.08.04	Remuneration on Shareholders' capital	1,403,728	10,205,786
7.08.04.03	Retained earnings (accumulated losses)	1,403,728	10,205,786

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Consolidated Financial Statements / Balance Sheet - Assets
(BRL thousand)
Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
1	Total assets	76,839,104	79,379,103
1.01	Current assets	31,779,625	34,972,354
1.01.01	Cash and cash equivalents	14,923,694	16,646,480
1.01.02	Financial investments	1,628,846	2,644,732
1.01.02.01	Financial investments measured a fair value through profit or loss	1,352,357	2,383,059
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,352,357	2,383,059
1.01.02.03	Financial investments at amortized cost	276,489	261,673
1.01.03	Trade receivables	2,744,419	2,597,838
1.01.04	Inventory	10,564,327	10,943,835
1.01.06	Recoverable taxes	1,362,437	1,655,349
1.01.08	Other current assets	555,902	484,120
1.01.08.03	Others	555,902	484,120
1.01.08.03.02	Prepaid expenses	287,894	225,036
1.01.08.03.03	Dividends receivable	61,924	76,878
1.01.08.03.04	Derivative financial instruments	45,161	-
1.01.08.03.05	Others	160,923	182,206
1.02	Non-current assets	45,059,479	44,406,749
1.02.01	Long-term assets	11,141,960	11,206,737
1.02.01.03	Financial investments at amortized cost	144,828	147,671
1.02.01.05	Inventory	798,765	656,193
1.02.01.07	Deferred taxes assets	4,456,818	5,072,092
1.02.01.10	Other non-current assets	5,741,549	5,330,781
1.02.01.10.03	Recoverable taxes	871,175	965,026
1.02.01.10.04	Judicial deposits	356,865	339,805
1.02.01.10.05	Prepaid expenses	114,105	133,614
1.02.01.10.06	Receivable from related parties	2,506,658	2,070,305
1.02.01.10.07	Others	1,892,746	1,822,031
1.02.02	Investments	4,471,970	4,011,828
1.02.02.01	Equity interest	4,311,326	3,849,647
1.02.02.02	Investment Property	160,644	162,181
1.02.03	Property, plant and equipment	21,897,171	21,531,134
1.02.03.01	Property, plant and equipment in operation	17,277,619	17,305,628
1.02.03.02	Right of use in leases	591,784	581,824
1.02.03.03	Property, plant and equipment in progress	4,027,768	3,643,682
1.02.04	Intangible assets	7,548,378	7,657,050

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Consolidated Financial Statements / Balance Sheet – Liabilities
(BRL thousand)

Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
2	Total Liabilities	76,839,104	79,379,103
2.01	Current liabilities	18,893,497	24,541,616
2.01.01	Payroll and related taxes	385,470	328,443
2.01.02	Trade payables	5,842,677	6,446,999
2.01.03	Tax payables	1,219,614	3,308,614
2.01.04	Borrowings and financing	4,928,846	5,486,859
2.01.05	Other payables	6,451,764	8,904,654
2.01.05.02	Others	6,451,764	8,904,654
2.01.05.02.04	Dividends and interests on shareholder´s equity	454,089	1,206,870
2.01.05.02.05	Advances from customers	1,052,495	2,140,783
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	4,170,914	4,439,967
2.01.05.02.07	Lease liabilities	127,991	119,047
2.01.05.02.09	Other payables	646,275	997,987
2.01.06	Provisions	65,126	66,047
2.01.06.01	Provision for tax, social security, labor and civil risks	65,126	66,047
2.02	Non-current liabilities	34,087,866	31,463,098
2.02.01	Borrowings and financing	29,822,652	27,020,663
2.02.02	Other payables	1,930,764	1,948,164
2.02.02.02	Others	1,930,764	1,948,164
2.02.02.02.03	Advances from customers	913,565	947,896
2.02.02.02.04	Lease liabilities	502,232	492,504
2.02.02.02.05	Derivative financial instruments	80,615	101,822
2.02.02.02.06	Trade payables	52,079	98,625
2.02.02.02.07	Other payables	382,273	307,317
2.02.03	Deferred taxes assets	301,300	503,081
2.02.04	Provisions	2,033,150	1,991,190
2.02.04.01	Provision for tax, social security, labor and civil risks	511,772	508,305
2.02.04.02	Other provisions	1,521,378	1,482,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	937,090	898,597
2.02.04.02.04	Pension and healthcare plan	584,288	584,288
2.03	Shareholders’ equity	23,857,741	23,374,389
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	9,697,708	10,092,888
2.03.04.01	Legal reserve	1,081,222	1,081,222
2.03.04.02	Statutory reserve	8,616,486	9,948,596
2.03.04.09	Treasury shares	-	(936,930)
2.03.05	Accumulated earnings (losses)	1,403,728	-
2.03.08	Other comprehensive income	(108,673)	(50,610)
2.03.09	Earnings attributable to the non-controlling interests	2,592,258	3,059,391

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Consolidated Financial Statements / Statements of Income
(BRL thousand)
Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date 01/01/2022 to 06/30/2022	Same quarter previous year 04/01/2021 to 06/30/2021	YTD previous year 01/01/2021 to 06/30/2021
3.01	Revenues from sale of goods and rendering of services	10,565,922	22,335,788	15,391,573	27,304,901
3.02	Costs from sale of goods and rendering of services	(7,560,441)	(14,847,726)	(7,111,092)	(13,289,876)
3.03	Gross profit	3,005,481	7,488,062	8,280,481	14,015,025
3.04	Operating (expenses)/income	(1,234,203)	(2,161,450)	(1,171,899)	270,617
3.04.01	Selling expenses	(503,932)	(947,928)	(680,194)	(1,102,780)
3.04.02	General and administrative expenses	(146,922)	(290,252)	(145,440)	(279,903)
3.04.04	Other operating income	26,215	49,616	135,965	2,696,197
3.04.05	Other operating expenses	(663,970)	(1,046,551)	(537,351)	(1,111,463)
3.04.06	Equity in results of affiliated companies	54,406	73,665	55,121	68,566
3.05	Income before financial income (expenses) and taxes	1,771,278	5,326,612	7,108,582	14,285,642
3.06	Financial income (expenses)	(890,012)	(2,015,249)	(339,051)	(540,558)
3.06.01	Financial income	(462,956)	(498,815)	791,755	1,377,340
3.06.02	Financial expenses	(427,056)	(1,516,434)	(1,130,806)	(1,917,898)
3.06.02.01	Net exchange differences over financial instruments	583,747	462,423	(330,030)	(386,358)
3.06.02.02	Financial expenses	(1,010,803)	(1,978,857)	(800,776)	(1,531,540)
3.07	Income before income taxes	881,266	3,311,363	6,769,531	13,745,084
3.08	Income tax and social contribution	(511,935)	(1,578,089)	(1,256,871)	(2,535,111)
3.09	Net income from continued operations	369,331	1,733,274	5,512,660	11,209,973
3.11	Consolidated net income for the year	369,331	1,733,274	5,512,660	11,209,973
3.11.01	Earnings attributable to the controlling interests	197,326	1,403,728	4,965,771	10,205,786
3.11.02	Earnings it attributable to the non-controlling interests	172,005	329,546	546,889	1,004,187
3.99	Basic and diluted earnings per share	-	-	-	-
3.99.01.01	Common shares	0.14877	1.05710	3.59809	7.39488
3.99.02.01	Common shares	0.14877	1.05710	3.59809	7.39488
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Consolidated Financial Statements / Statement of Comprehensive Income
(BRL thousand)

Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date 01/01/2022 to 06/30/2022	Same quarter previous year 04/01/2021 to 06/30/2021	YTD previous year 01/01/2021 to 06/30/2021
4.01	Consolidated net income for the year	369,331	1,733,274	5,512,660	11,209,973
4.02	Other comprehensive income	(1,083,398)	(342,641)	2,520,809	783,109
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(41)	56	32	55
4.02.04	Cumulative translation adjustments for the year	155,081	(585,971)	(278,587)	(192,468)
4.02.10	Losses in cash flow hedge	(1,282,476)	117,472	2,615,279	696,150
4.02.12	Cash flow hedge reclassified to income upon realization, net of taxes	341,734	421,030	-	252,250
4.02.14	Losses from cash flow hedge accounting, net of taxes	(282,269)	(279,801)	-	(195,613)
4.02.15	Cash flow hedge accounting Platts reclassified to income upon realization	(15,427)	(15,427)	184,085	222,735
4.03	Consolidated comprehensive income for the year	(714,067)	1,390,633	8,033,469	11,993,082
4.03.01	Earnings attributable to the controlling interests	(825,697)	1,120,859	5,670,168	10,983,039
4.03.02	Earnings it attributable to the non-controlling interests	111,630	269,774	2,363,301	1,010,043

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(BRL thousand)

Code	Description	Year to date 01/01/2022 to 06/30/2022	YTD previous year 01/01/2021 to 06/30/2021
6.01	Net cash from operating activities	(983,646)	8,247,905
6.01.01	Cash from operations	4,498,374	9,347,326
6.01.01.01	Earnings attributable to the controlling interests	1,403,728	10,205,786
6.01.01.02	Earnings attributable to the non-controlling interests	329,546	1,004,187
6.01.01.03	Financial charges in borrowing and financing raised	1,123,146	926,025
6.01.01.04	Financial charges in borrowing and financing granted	(69,714)	(18,533)
6.01.01.05	Depreciation, amortization and depletion	1,320,050	1,012,257
6.01.01.06	Equity in results of affiliated companies	(73,665)	(68,566)
6.01.01.07	Deferred taxes assets	307,888	(419,632)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	6,190	(24,207)
6.01.01.09	Monetary and exchange variations, net	(861,285)	421,525
6.01.01.10	Net gains on the sale of the shares of Usiminas	-	(505,844)
6.01.01.12	Updated shares – Fair value through profit or loss	1,033,056	(815,514)
6.01.01.13	Charges on lease liabilities	34,124	29,388
6.01.01.14	Accrued for consumption and services	11,291	36,854
6.01.01.15	Write-off and estimated losses net of reversal	6,612	3,816
6.01.01.17	Provision for environmental liabilities and decommissioning of assets	38,493	47,735
6.01.01.18	Net gains on the sale of the shares of CSN Mineração	-	(2,472,497)
6.01.01.19	Dividends USIMINAS	(103,672)	-
6.01.01.20	Other provisions	(7,414)	(15,454)
6.01.02	Changes in assets and liabilities	(5,482,020)	(1,099,421)
6.01.02.01	Trade receivables - third parties	(986,383)	(2,483,688)
6.01.02.02	Trade receivables - related party	40,232	(56,342)
6.01.02.03	Inventory	(331,276)	(2,385,574)
6.01.02.04	Dividends received	103,672	-
6.01.02.05	Recoverable taxes	386,763	890,858
6.01.02.06	Judicial deposits	(17,060)	(20,798)
6.01.02.08	Trade payables	(616,644)	1,784,174
6.01.02.09	Trade payables – Forfaiting and Drawee risk	(269,053)	1,566,598
6.01.02.10	Payroll and related taxes	61,784	80,481
6.01.02.11	Tax payables	(2,292,821)	1,092,910
6.01.02.13	Payables to related parties	52,059	(21,153)
6.01.02.14	Advances from customers	(393,005)	(344,575)
6.01.02.15	Interest paid	(1,057,410)	(1,008,722)
6.01.02.16	Receipt/(payment) of cash flow hedge operations	22,286	(252,394)
6.01.02.18	Others	(185,164)	58,804
6.02	Net cash investment activities	(2,395,977)	3,266,218
6.02.01	Cash received from the acquisition of investments -Topázio and Santa Ana	6,486	-
6.02.02	Investments	(272,239)	(62,520)
6.02.03	Purchase of property, plant and equipment, intangible assets and investment property	(1,539,406)	(1,107,313)
6.02.11	Intercompany loans granted	(112,693)	(105,479)
6.02.13	Financial Investments, net of redemption	(11,972)	1,376,918
6.02.14	Net cash received from sale of CSN Mineração's shares	-	3,164,612
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6.02.15	Acquisition of investments in Topázio Energética, Santa Ana and Brasil Central	(466,153)	-
6.03	Net cash used in financing activities	1,636,655	284,590
6.03.01	Borrowings and financing raised	9,545,800	6,895,202
6.03.03	Transactions cost - Borrowings	(232,189)	(128,980)
6.03.04	Issuance of new CSN Mineração's shares	-	1,347,862
6.03.05	Amortization of borrowings and financing	(5,934,235)	(6,697,746)
6.03.06	Amortization of leases	(66,137)	(54,972)
6.03.07	Dividends and interest on shareholder’s equity	(1,266,016)	(1,076,776)
6.03.08	Share repurchase	(410,568)	-
6.04	Exchange rate on translating cash and cash equivalents	20,182	13,454
6.05	Increase (decrease) in cash and cash equivalents	(1,722,786)	11,812,167
6.05.01	Cash and equivalents at the beginning of the year	16,646,480	9,944,586
6.05.02	Cash and equivalents at the end of the year	14,923,694	21,756,753

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 06/30/2022
(BRL thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,806	(170,374)	(736,907)	(907,281)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)	(1,638)	(396,818)
5.04.07	Interest on equity	-	-	-	-	-	-	(510,463)	(510,463)
5.04.08	(Loss)/gain on the percentage change in investments	-	-	-	-	224,806	224,806	(224,806)	-
5.04.09	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-	-	-
5.04.10	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-	-	-
5.05	Total comprehensive income	-	-	-	1,403,728	(282,869)	1,120,859	269,774	1,390,633
5.05.01	Net income for the year	-	-	-	1,403,728	-	1,403,728	329,546	1,733,274
5.05.02	Other comprehensive income	-	-	-	-	(282,869)	(282,869)	(59,772)	(342,641)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(585,971)	(585,971)	-	(585,971)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	56	56	-	56
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	303,046	303,046	(59,772)	243,274
5.07	Closing balance	10,240,000	32,720	9,697,708	1,403,728	(108,673)	21,265,483	2,592,258	23,857,741

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 06/30/2021
(BRL thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	-	820,203	820,203	1,031,325	1,851,528
5.04.01	Capital increase proposed	-	-	-	-	-	-	294,900	294,900
5.04.06	Dividends	-	-	-	-	-	-	(196,017)	(196,017)
5.04.10	Net gain of transaction primary and secondary distribution shares of CSN Mineração	-	-	-	-	829,486	829,486	923,159	1,752,645
5.04.11	(Loss) / gain on the percentage change in investments	-	-	-	-	(9,283)	(9,283)	9,283	-
5.05	Total comprehensive income	-	-	-	10,205,786	777,253	10,983,039	1,010,043	11,993,082
5.05.01	Net income for the year	-	-	-	10,205,786	-	10,205,786	1,004,187	11,209,973
5.05.02	Other comprehensive income	-	-	-	-	777,253	777,253	5,856	783,109
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(192,468)	(192,468)	-	(192,468)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	49	49	6	55
5.05.02.11	(Loss) / gain hedge accounting, net of taxes	-	-	-	-	969,672	969,672	5,850	975,522
5.07	Closing balance	6,040,000	32,720	5,824,350	10,205,786	(386,163)	21,716,693	3,379,422	25,096,115

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Consolidated Financial Statements / Statements of Value Added
(BRL thousand)
Code	Description	Year to date 01/01/2022 to 06/30/2022	YTD previous year 01/01/2021 to 06/30/2021
7.01	Revenues	25,461,350	34,033,566
7.01.01	Sales of products and rendering of services	25,459,603	30,685,970
7.01.02	Other revenues	(4,632)	3,347,472
7.01.04	Allowance for (reversal of) doubtful debts	6,379	124
7.02	Raw materials acquired from third parties	(16,536,910)	(16,565,222)
7.02.01	Cost of sales and services	(14,613,156)	(13,611,274)
7.02.02	Materials, electric power, outsourcing and other	(1,838,129)	(2,863,516)
7.02.03	Impairment/recovery of assets	(85,625)	(90,432)
7.03	Gross value added	8,924,440	17,468,344
7.04	Retentions	(1,316,597)	(1,009,505)
7.04.01	Depreciation, amortization and depletion	(1,316,597)	(1,009,505)
7.05	Value added created	7,607,843	16,458,839
7.06	Value added received	2,267,121	851,837
7.06.01	Equity in results of affiliated companies	73,665	68,431
7.06.02	Financial income	531,887	1,377,340
7.06.03	Others	1,661,569	(593,934)
7.07	Value added for distribution	9,874,964	17,310,676
7.08	Value added distributed	9,874,964	17,310,676
7.08.01	Personnel	1,284,948	1,146,537
7.08.01.01	Salaries and wages	1,014,204	880,646
7.08.01.02	Benefits	215,277	221,108
7.08.01.03	Severance payment (FGTS)	55,467	44,783
7.08.02	Taxes, fees and contributions	2,646,069	3,622,802
7.08.02.01	Federal	2,357,651	3,142,482
7.08.02.02	State	264,219	459,489
7.08.02.03	Municipal	24,199	20,831
7.08.03	Remuneration on third-party capital	4,210,673	1,331,364
7.08.03.01	Interest	1,170,046	968,893
7.08.03.02	Rental	1,968	7,400
7.08.03.03	Others	3,038,659	355,071
7.08.04	Remuneration on Shareholders' capital	1,733,274	11,209,973
7.08.04.03	Retained earnings (accumulated losses)	1,403,728	10,205,786
7.08.04.04	Non-controlling interests in retained earnings	329,546	1,004,187

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FINANCIAL RESULTS 2Q22

August 15, 2022

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São Paulo, August 15, 2022 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its second quarter of 2022 (2Q22) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results in the second quarter of 2022 (2Q22) and the comparisons are in relation to the second quarter of 2021 (2Q21) and the first quarter of 2022 (1Q22). The BRL/USD exchange rate was 5.00 on 06/30/2021; 4.74 on 03/31/2022 and 5.24 on 06/30/2022.

Operational and financial highlights of 2Q22

DIVERSIFICATION HELPING TO MITIGATE THE INSTABILITY INCREASE IN INTERNATIONAL MARKETS

Although the mining segment was impacted by a lower price realization in 2Q22, the steel industry was able to present a resilient performance, along with other businesses, such as cement, logistics and energy that also had a solid operational performance.

As a result, adjusted EBITDA for the quarter reached BRL3.3 billion with an EBITDA margin of 31%.

INCREASED PRODUCTION AND SALES IN MINING, DESPITE LOWER PRICE REALIZATION

The quarter was led by a price realization below than what was seen in the previous quarter, due to the retraction of Platts price, the increase in freight cost and the negative effect of the provisioned price adjustment.

As a result, the mining segment had an Adjusted EBITDA of BRL931 million, with a margin of 36%.

PRICE INCREASE IN THE STEEL INDUSTRY HELPED TO OFFSET THE GROWING UNCERTAINTIES VERIFIED IN THE QUARTER

A sharp price increase at the beginning of the quarter helped to offset the cost pressure and weaker volume shown in the period, mainly due to a downtrend in the European market and an irregular behavior in the local market.

Therefore, the EBITDA margin of the segment remained at 25%, even with the costs pressure.

TRANSFORMATION IN THE ENERGY SEGMENT

CSN has made 3 acquisitions in the energy segment recently, consolidating its strategy of seeking self-sufficiency and competitiveness.

This movement is aligned with the objective of supporting the growth of the Group's operations and the CSN's energy pillar.

STRONG RECOVERY IN THE CEMENT SEGMENT

After a weaker start of 2022, due to seasonality and cost inflation, the cement segment presented a strong recovery in 2Q22, with both volume and price growth.

As a result, the Adjusted EBITDA in the segment showed a strong expansion of 64% compared to the previous quarter, with a 34% margin.

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Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on income, net financial result, income from investment participation, income from other operating income/expenses and includes a proportional participation of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted Ebitda Margin is calculated from Adjusted Ebitda divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Cashed Risk transactions.

Consolidated Results

•	Net revenue accrued BRL10,566 million in 2Q22, representing a 10.2% decline when compared to 1Q22. This result is mainly a consequence of Platts’ negative price adjustments in the mining segment, that ended up offsetting the higher sales volume in the period.

•	The cost of goods sold (COGS) totaled BRL7,560 million in 2Q22, representing an increase of 3.7% compared to 1Q22, as a result of historical price increases of some raw materials such as coal and coke, as well as higher costs of fleet movement in the mining and steel operations, with the rise of fuel prices.

•	The decrease in revenue, with higher cost pressure, negatively impacted the gross margin that reached 28% in 2Q22 and was 9.6 p.p. lower than 1Q22. This performance mainly reflects the price contraction observed in the mining segment.

•	In 2Q22, sales, general and administrative expenses totaled BRL651 million, a level 10.8% higher than 1Q22, as a consequence of the better commercial activity observed in the period for the mining and cement segments, generating a higher freight expense, further enhanced by the increase in the C3 route in the quarter.

•	The group of other operating income and expenses was negative in BRL638 million in 2Q22, mainly affected by the hedge accounting cash flow operations that totaled BRL342 million in the period.

•	The financial result was BRL890 million negative in 2Q22, representing a 21% decline compared to the previous quarter, as a consequence of the currency exchange rate, but partially offset by the devaluation of Usiminas shares.

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•	The equity result was positive at BRL54 million in 2Q22, a performance 184% higher than in the previous quarter, as a consequence of the MRS results recovery of levels closer to those recorded last year.

•	In 2Q22, the Company's net income was BRL369 million, a result 73% lower than last quarter, highlighting the Platts price adjustment impact in the Company, which was partially offset by solid steel results and record cement results.

Adjusted EBITDA

* The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses), understanding that it should not be considered in the calculation of recurring Operational Cash generation.

•	In 2Q22, Adjusted EBITDA was BRL3,262 million, with an Adjusted EBITDA margin of 29.7% or 9.2 p.p. below than last quarter. This reduction in profitability is a direct consequence of the performance in the mining segment, with the lower realization of iron ore prices during the period. When you look at others segments, there is stability in the steel industry and a strong recovery in profitability for cement, which once again presented margins above 30% (it was 34.2% in 2Q22).
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Adjusted EBITDA (BRLMM) and Adjusted Margin¹ (%)

¹ Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers 100% of the stakes in CSN Mineração's consolidation and 37.27% in MRS.

Adjusted Cash Flow¹

Adjusted Cash Flow in 2Q22 reached BRL830 million in 2Q22, reversing the negative result observed in the previous quarter with the normalization of working capital and the seasonality in the payment of taxes verified in 1Q22. Additionally, the cash flow of 2Q22 was positively impacted by the reduction in working capital that was able to mitigate the lower operating result with a reduction in accounts receivable, even considering increases in CAPEX and financial expenses.

Adjusted cash flow¹ in 2Q22 (BRLMM)

¹ The concept of adjusted cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Jointly Controlled Companies, CAPEX, IT, Financial Results and Changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is composed by the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net change in IT and SC.

Debt

On June 30, 2022, consolidated net debt reached BRL21,034 million, with the maintenance of high cash levels, and with the leverage indicator measured by the Net Debt/EBITDA ratio reaching 1.31x. This increase in leverage is a consequence of the exchange rate variation and disbursements made in the period, such as the payment of dividends and interests on equity, in addition to the acquisition of the Santa Ana and Sacre SHPs.

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Debt (BRLBillion) and

Net Debt / Adjusted EBITDA (x)

¹ Net Debt / EBITDA: To calculate the debt, please consider the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its objective of extending its debt: during the second quarter of 2022, CSN concluded a long-term operation with SACE in the amount of USD 375 MM through its subsidiary CMIN, which also issued its 2nd infrastructure debenture operation of BRL1.4 billion. These resources will be used in capacity expansion projects in the mining segment.

Amortization Schedule (BRLBi)

¹ IFRS: does not consider participation in MRS (37.27%).

² Gross Debt/Management Net considers participation in MRS (37.27%) and gross interest.

3 Medium term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accrued net foreign exchange exposure in the consolidated Balance Sheet of 2Q22 was USD 502 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on its results. The Hedge Accounting adopted by CSN correlates with the projected dollar exports flow of future debt maturities in the same currency. Therefore, the dollar debt exchange variation is temporarily recorded in the equity, being brought to the result when the dollar revenues from said exports occur.

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Investments

A total of BRL838 million was invested in 2Q22, an increase of 20% compared to the previous quarter, as a result of the advances in mining expansion projects (Itabirito, tailings filtration and port expansion), as well as repairs of UPV's steel operations and coke batteries.

Net Working Capital

The Net Working Capital applied to the business totaled BRL4,301 million in 2Q22, a decrease of 2% when compared to 1Q22, with the reduction in receivables partially offset by punctually high inventories due to the costs of the raw material.

The calculation of the Net Working Capital applied to the business does not take Glencore's advance, as shown in the following table:

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¹ Other CCL Assets: Considers employees advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory losses. For the calculation of the SME, warehouse balances are not considered

Acquisitions in the Energy Sector

Recently, the Company announced the acquisition of 3 different assets in the energy segment, consolidating its strategy of achieving self-sufficiency in energy. On April 8, 2022, the Company announced to the market the acquisition of SHP's Santa Ana and Sacre, which has an installed capacity of 36.3 MW, with the closing of this acquisition occurring on 06/30/22 and the assets being directed to cement operations. Also, the acquisition of the Quebra-Queixo Hydroelectric Powerplant announcement was made on 07/25/2022 and the conclusion is still pending on regulatory approvals. This asset has an installed capacity of 120 MW (guaranteed capacity of 57.4 MW) and will support the energy supply for mining expansion projects. Finally, on 07/29/2022, the Company won the privatization auction of CEEE-G, a relevant renewable generation platform in Rio Grande do Sul, with 15 own assets (HEPs and SHPs), a total installed capacity of 920 MW and an average physical guaranteed capacity of 399 MW, along with 11 minor participations and 3 wind projects under development.

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Results by Business Segments

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribution and Steel Packing) Long Steel (UPV) SWT LLC	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA	Railway: MRS e FTL Port: Sepetiba Tecon	CSN Energia Itasa	Volta Redonda Arcos Alhandra SHP Sacre SHP Santa Ana

Net Revenue by Segment - 2Q22 (BRLmillion-before eliminations)

Steel
72.9%
8,144
7,882
7,706
2Q21 1Q22 2Q22
Mining
24.7%
7,357
3,861
2,608
2Q21 1Q22 2Q22
Logistics
6.3%
559
534
669
2Q21 1Q22 2Q22
Energy
0.4%
55
44
47
2Q21 1Q22 2Q22
Cement
4.5%
343
386
475
2Q21 1Q22 2Q22

Adjusted EBITDA by Segment - 2Q22 (BRLmillion-before eliminations)

Steel
58.4%
2,699
2,024
1,905
2Q21 1Q22 2Q22
Mining
28.5%
5,080
2,445
931
2Q21 1Q22 2Q22
Logistics
9.9%
269
229
322
2Q21 1Q22 2Q22
Energy
-0.2%
18
(7)
(6)
2Q21 1Q22 2Q22
Cement
5.0%
147
99
163
2Q21 1Q22 2Q22

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2Q22 Results (BRLmillion)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,706	2,608	77	592	47	475	(940)	10,566
Internal Market	5,248	411.20	77	592	47	475	(1,032)	5,819
Foreign Market	2,458	2,196	-	-	-	-	93	4,747
COGS	(5,789)	(1,832)	(53)	(386)	(49)	(301)	849	(7,560)
Gross profit	1,917	776	24	206	(2)	174	(90)	3,005
DGA/DVE	(313)	(87.03)	(8)	(34)	(8)	(69)	(132)	(651)
Depreciation	301	242	8	126	4	57	(95)	643
Proportional EBITDA of joint contr.	-		-	-	-	-	265	265
Adjusted EBITDA	1,905	931	24	298	(6)	163	(52)	3,262

1Q22 Results (BRLmillion)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,882	3,861	76	458	44	386	(938)	11,770
Internal Market	5,185	515.38	76	458	44	386	(991)	5,673
Foreign Market	2,697	3,346	-	-	-	-	53	6,097
COGS	(5,827)	(1,595)	(55)	(342)	(47)	(272)	850	(7,287)
Gross profit	2,055	2,266	21	117	(3)	114	(88)	4,483
DGA/DVE	(327)	(62.42)	(10)	(31)	(9)	(69)	(80)	(587)
Depreciation	295	242	9	123	4	54	(92)	635
Proportional EBITDA of joint contr.	-		-	-	-	-	187	187
Adjusted EBITDA	2,024	2,445	20	209	(7)	99	(72)	4,718

2Q21 Results (BRLmillion)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	8,144	7,357	72	487	55	343	(1,067)	15,392
Internal Market	6,050	904	72	487	55	343	(1,415)	6,495
Foreign Market	2,094	6,453	-	-	-	-	349	8,896
COGS	(5,452)	(2,312)	(52)	(312)	(35)	(204)	1,255	(7,111)
Gross profit	2,693	5,045	20	175	21	139	188	8,280
DGA/DVE	(250)	(141)	(11)	(31)	(8)	(33)	(352)	(826)
Depreciation	256	176	9	108	4	42	(92)	502
Proportional EBITDA of joint contr.	-		-	-	-	-	217	217
Adjusted EBITDA	2,699	5,080	17	252	18	147	(39)	8,174

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 490.3 million tons (Mt) in the quarter, 4.2% below the same period in 2021 as a result of the impacts from the conflict between Russia and Ukraine and the outcome of stricter social distancing policies in some Chinese cities. China produced 57% of the global volume (280.1 Mt), which represents a reduction of 3.8% compared to the same period in 2021. Despite this slowdown, the Chinese government has sought to increase investment in infrastructure through economic stimulus that should keep demand at a high level throughout this year. Brazil produced 8.8 Mt in the quarter, which corresponds to an annual decline of 6.4%, as a result of the cost pressure suffered by the industry in the first half, in addition to the increase in uncertainties regarding the demand sustainability. For 2022, the global market is expected to have a stable production of approximately 1,840 Mton.

Steel Production (thousand tons)

CSN’s plate production on the 2Q22 totaled 890,000 tons, a stable performance compared to the previous quarter. However, the production of flat laminates, our main market of operation, reached 767 kton, which represents a contraction of 7.3% in relation to 1Q22, due to planned maintenance on the production line.

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Sales Volume (Kton) - Steel

Total sales reached 1,067.000 tons in the second quarter of 2022, a volume 7.8% lower than last quarter. When analyzing the evolution in the different markets, it is noticed that domestic sales totaled 724,000 tons of steel products and were 4% lower than in 1Q22, as a result of uncertainties regarding price dynamics and demand behavior. In the foreign market, 2Q22 sales accrued 342,000 tons, 15% below the 1Q22 volume, as a consequence of a lower commercial activity in the operations of SWT and Lusosider, resulting from the lower consumption of steel in the European market and all the instability brought by the conflict between Russia and Ukraine. In the quarter, 18,000 tons were exported directly, and 324,000 tons were sold by our subsidiaries abroad, with 67,000 tons by LLC (25% quarterly increase), 183,000 tons by SWT and 75,000 tons by Lusosider.

In relation to the total sales volume, in 2Q22, compared to the previous quarter, the automotive (+40%), home appliances (+40%) and general industry (+35%) segments were the main positive highlights of the quarter, and ended up compensating for the more uncertain period experienced by the distribution sector.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), the production in the second quarter registered 596,000 units, a 20% increase when compared to last quarter and an 8.1% increase compared to the same period of 2021. The Association also projects a 4.1% growth in production for 2022, with a production of 2,340,000 vehicles units.

According to the Brazil Steel Institute (IABr) data, crude steel production in the quarter accrued 8.8Mt, a performance 4.7% lower than in the same period last year. Apparent Consumption was 6.1 Mton, a 15.6% retraction compared to 2Q21. Also, the Steel Industry Confidence Indicator (ICIA) of June was 45.4 points, a drop of 5.7 p.p. compared to March and below the 50-point dividing line, which indicates lower confidence for the next six months in the local market.

According to the IBGE data, the monthly index of household appliance production in the first two months of the quarter recorded a 16.9% decline compared to the same period of the previous year. For this year, the home appliances market is expected to have a moderate growth after the strong sales volume seen in the sector in 2020 and 2021.

Sale by Market Segment

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•	Net revenue in Steel reached BRL7,706 million in 2Q22, 2% lower than in 1Q22. As commented earlier, the increase in the sales price was eventually offset by the reduction in the volume sold. In this sense, the average domestic market price in 2Q22 was 5.3% higher than in 1Q22, a performance that accompanies the increase in the prices of raw materials for steel production. Moreover, the average foreign market price was 7.1% higher compared to last quarter, a performance pulled by U.S. and Germany domestic prices, which showed a strong growth at the beginning of the quarter.

•	The cost of consumed plate in 2Q22 reached BRL4,386/t, which represents a 4.5% increase over the previous quarter as a result of (i) the increase in the coal price, (ii) the increase in the price of gas used for the manufacture of steel, and (iii) the lower dilution of fixed costs due to the lower volume of production.

Cost of plate with deprec. (BRL/t)	Production Cost 2Q22

•	The Company's steel Adjusted EBITDA reached BRL1,905 million in 2Q22 and was 5.8% lower than in 1Q22, with an EBITDA margin of 24.7% (-0.9 p.p.). Despite the lower profitability and increased cost pressure of some raw materials at the beginning of the year, this performance reinforces the Company's resilience and the ability to generate results even in an environment of inflationary pressure and economic uncertainties.

Adjusted EBITDA and Steel Margin (BRL/MM and %)

Mining Result

The quarter in China was marked by the maintenance of stimulus to the infrastructure sector, lower than expected performance in the real estate market and maintenance of the Covid Zero policy that eventually resulted in the isolation of several major cities, bringing instability and uncertainty regarding the economic impacts and prospects. In addition, the conflict between Russia and Ukraine, the inflationary effects and the increase of interest rates have also backed-up the raising concern about iron ore demand and energy supply to European countries, contributing yet another component of instability to the transoceanic market. In this context, the price of iron ore ended 2Q22 on a downward trend, returning to November/21 levels and undergoing adjustments throughout the quarter. However, the 2Q22 average price did not vary as much, performing on USD 137.9/dmt (Platts, Fe62%, N. China), 2.6% lower than 1Q22 (USD 141.6/dmt), but 31% below 2Q21 (USD 200.01/dmt).

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In relation to sea freight, the BCI-C3 Route (Tubarão-Qingdao) observed a more significant impact, reaching an average of $30.2/wmt in 2Q22, which represented a 32% increase compared to the previous quarter, mainly driven by the higher bulk costs.

Total Production - Mining (thousand tones)	Sales Volume - Mining (thousand tons)

•	Iron ore production totaled 8,283 ktons in 2Q22, an 29% increase compared to 1Q22, as a result of improved production with the reduction of impacts of rain volumes in the period.

•	Sales volume reached 7,574 ktons in 2Q22, a performance 9.3% higher than the previous quarter as a result of the drier period observed throughout the quarter, enabling an increase in port shipments. To contextualize this performance, the sales volume for the foreign market was 15.2% higher than in 1Q22. However, it is important to highlight that this performance could have been even better if it were not for the still high volume of rainfall in April, especially in the State of Rio de Janeiro where the Company’s Port is located, delaying a more consistent recovery.

•	In 2Q22, net revenue totaled BRL2,608 million and was 32.5% lower than in the last quarter, as a result of a lower price realization that offset the increase in production and commercial activity presented in the period. Unitary net revenue was $72.03 per wet ton, down 33% from 1Q22, a performance that reflects not only the lower price of the index benchmark, but also the impact of more expensive sea freight and a negative realization of provisioned price from previous quarters in the period.

•	The cost of goods sold from mining totaled BRL1,832 million in 2Q22, an increase of 14.8% compared to the previous quarter, as a result of the higher volume produced in the period, in addition to the higher costs of diesel used in the mine fleet and the increase in rail transport costs. The C1 Cost was USD 24.3/t in 2Q22, 3.8% higher when compared to 1Q22, mainly a result of the factors mentioned above. This ended up compensating for the greater dilution of fixed cost due to the increase in the volume produced, the exchange rate impact and the reduction of the cost in TECAR.

•	Adjusted EBITDA reached BRL931 million in 2Q22, with quarterly EBITDA margin of 35.7% or 27.6 p.p. lower than that recorded in 1Q22. The lower performance of the realized prices, together with increases in C1 costs, freight and greater participation of third-party volumes were the main responsible for the decrease in mining margins in the period.

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Cement Result

After a challenging start of 2022 with a seasonality accentuated by the high volume of rainfall in January and February, the cement segment continued to face challenges in 2Q22 with raw material cost pressures and commercial activity limited by high inflation and interest rates. However, it has already been possible to verify a resumption of construction and, according to the National Union of the Cement Industry (SNIC), cement sales reached 15.9 Mton in 2Q22 and was 6.7% higher compared to the previous quarter, but still 3.0% below the same period from last year. In this context, the real estate market has been resilient with the increase in real estate units sold throughout the quarter, according to the Brazilian Chamber of the Construction Industry (CBIC), and the Industrial Entrepreneur Confidence Index (ICEI) presenting values above 50 in all indicators.

in the case of CSN Cimentos, the recovery came from both commercial activity and the strong price adjustment applied at the beginning of the quarter, an adjustment that was necessary to offset the higher production costs in the period. Sales on the 2Q22 accrued 1,261 kton and were 6% higher than in the previous quarter, as a result of the assertive commercial strategy, in addition to seasonality, with a drier quarter.

Sales Volume - Cements (thousand tones)

* Alhandra's operations were integrated in September 2021.

•	Net revenue reached an all-time high of BRL475 million in 2Q22, a performance 23.1% higher than last quarter, driven by volume recovery with higher prices applied in the period.

•	Unitary costs also rose in the quarter as a result of the price increase of imported coke and freight distribution costs.

•	After all, Adjusted EBITDA increased by 64.1% compared to the previous quarter, reaching BRL163 million in 2Q22 and with an Adjusted EBITDA margin of 34.2%, or 8.6 p.p. above the margin recorded in 1Q22. This improvement reflects the Company's ability to generate results even in a period of inflationary pressure, highlighting not only the strength of the brand, but also all the operational efficiency of CSN's plants.
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Logistics Result

Rail Logistics: In 2Q22, net revenue reached BRL592 million, with Adjusted EBITDA of BRL298 million and Adjusted EBITDA margin of 50.3%. Compared to 1Q22, net revenue increased 30% due to increased prices of transported goods. In the same comparison line, Adjusted EBITDA was 42% higher.

Port Logistics: In 2Q22, 308,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 15,000 containers, 4,000 tons of general cargo and 219,000 tons of bulk. Compared to the previous quarter, the two most significant variations were in the volume of steel products, with an increase of 24%, and in the bulk sales, which reported a 40% decline. As a result, net revenue of the port segment was 2% higher than in the last quarter, reaching BRL77 million in 2Q22. Additionally, there was a decline in sales and administrative expenses that led the Adjusted EBITDA to increase 21.5% in the quarter, reaching BRL24 million and an Adjusted EBITDA margin of 31.3% in the period, or 5.1 p.p. superior.

Energy Result

In 2Q22, the volume of energy traded generated net revenue of BRL47 million, with negative adjusted EBITDA of BRL6 million. Compared to 1Q22, net revenue increased by 7% due to lower exposure to the short-term market. This reflects a greater adherence of energy consumption carried out by industrial plants, which also resulted in an EBITDA improvement of 17% in the period.

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ESG - Environmental, Social & Governance

ESG COMMITMENTS - CSN GROUP

AXIS	ESG Goals
Capital Natural	Climate Change
✓ Reduction of 10% of CO2e emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 20% of CO2e emissions per ton of crude steel by 2035, WSA (World Steel Association) methodology compared to 2018.
✓ Reduction of 28% of CO2e emissions per ton of cement by 2030, reaching 375 kgCO2e/t cement, CSI (Cement Sustainability Initiative) methodology. Equivalent to the target set in the CSI roadmap for the sector in 2050, base year 2020.
✓ Reduction of 30% in CO2e emissions per ton of ore produced by 2035 (scopes 1 and 2), base year 2019.
✓ Net Zero by 2044 in the emissions of scopes 1 and 2 of CSN Mineração.
Atmospheric Emissions
✓ Reduction of 40% of particulate matter emissions per ton of crude steel produced at UPV by 2030, base year 2019.
Efficiency in Water Use and Effluent Management
✓ Reduce new water consumption for iron ore production by at least 10% per ton of ore produced by 2030 compared to the base year 2018.
Intellectual Capital	Innovation
✓ Between 2020 and 2022, develop two new products/services on the ESG theme.
✓ By 2022, we will conduct six weeks of training in innovation, ESG and Venture Capital in the CSN Group units in relation to 2020.
Governance, Ethics and Compliance
✓ Continuously increase our Compliance Index to the best governance practices provided for in CVM Resolution No. 80/2022 (considered Practice and Partial Practice).
Human and Social Capital	Social Responsibility
✓ By 2022, increase by 39% the care of children and adolescents by the Garoto Cidadão project in relation to 2020.
Health and safety at work
✓ Continuously achieve the zero-fatality rate throughout the CSN Group (own and third parties).
✓ Reduce by 30% the accident frequency rate (CAF+SAF – own and third parties) by 2030 in the CSN Group compared to 2020. (factor of 1 million HHT)
✓ Reduce by 30% the number of days of sick leave by accident with own employees by 2030 compared to 2021.
Dam Management and Mischaracterization
✓ Perform the complete mischaracterization of the dams built upstream of CSN Mineração by 2030.
Diversity and Inclusion
✓ Achieve 28% female representation in the CSN Group by 2025 compared to 2020.

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ESG PERFORMANCE - CSN

Starting in the second quarter of 2022, CSN begins a new format for disclosing its ESG shares and performance. The new model allows stakeholders to have access to key results, quarterly indicators and can now follow them effectively and even more agilely.

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring these. Thus, some are compared with the same quarter of the previous year, and others will be with the average of the previous period, ensuring a comparison based on seasonality and periodicity.

More detailed historical data on CSN's performance and initiatives can be verified in the Integrated Report 2021, released in June 2022 (esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The assurance of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments arising from this process.

The Integrated Report 2021 released in June 2022, follows internationally recognized guidelines and frameworks, such as GRI, IIRC, SASB and TCFD and are presented with due correlation with the SDGs and Principles of the Global Compact.

With the completion of the survey and integration of CSN's risks and climate opportunities to its internal risk matrix, the Integrated Report for 2021 was the first in which CSN carried out the structured disclosure based on TCFD reporting format.

Also in this quarter, expanding the partnership between ITOCHU Corporation and CSN Group in 2021, the two parties signed a Memorandum of Understanding (MOU) with Shell International Petroleum Company Ltd. to work jointly in the development of solutions for decarbonization of the operations of the CSN group. The main objective of this collaboration is the advancement in the decarbonization strategy through the application of new technologies focused mainly on the Steel and Mining segment.

Also, in this period the new ESG website was launched with the proposal to present in a more agile and transparent way the Actions and ESG indicators of the Company. Go to esg.csn.com.br.

ESG RATINGS

In the second half of 2022 there was an evolution in the Company's performance in the MSCI and Mood's ESG - V.E. and TPI (Transition Pathway Initiative) global initiative that assesses the maturity of companies in relation to the transition to a low-carbon economy.

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PERFORMANCE OF THE MAIN ESG TARGETS

	Indicators	Unit	2021	Accumulated 2022	Status	Goal	Goal (Year)
Environmental	Steel Emission Intensity (WSA)¹	tCO2e/t raw steel	1.98	2.13		1.68	2035
	Intensity of Emission Cements (CSI)²	kg CO2e/t cement	483	486		374	2030
	Mining Emission Intensity (GHG)³	kgCO2e /ton of ore4	6.26	6.91		4.04	2035
Social	Frequency Rate5	CAF+SAF	2.4	1.9		0.74	2030
Governance	Diversity (women in the functional framework)%		17.5	19.2		28%	2025

¹ Considers the scope 1+2 emissions and production of the UPV and SWT units

²Considers the emissions of scopes 1 and 2 divided per ton of iron ore produced at CSN Mineração, according to the methodology of the Brazilian GHG Protocol Program.

³ Considers emissions only from CSN Mining Scope 1 mobile combustion category. They represent 95% of CSN Mineração's Scope 1 emissions, noting that scope 2 emission is zero due to electricity consumption coming from 100% renewable sources. The data reported in the Company's Integrated Report 2021, considers the total emissions of the company CSN Mineração, scope 1 and 2. The emission intensity was reported 6.58 kgCO2e/ton of ore produced.

4 For the year 2022 Alhandra came to be considered in the data management of CSN Cimentos.

5 Rate considers (CAF+SAF - own and third/1 million hours worked)

ENVIRONMENTAL MANAGEMENT

Mining and Cements

Electrification of vehicles in Casa de Pedra and CSN Cimentos

In July 2022, in a ceremony held in Congonhas, 2 electric trucks produced by Sany were symbolic delivery and that will be used in the movement of tailings in the Casa de Pedra mine. These equipment’s are part of the company's fleet renewal plan. The forecast is initially to electrify the fleet of lighter vehicles within 4 years.

Also in a pioneering way, CSN Cimentos has partnered with Sany to test a 100% electric truck in its operations. The truck will be used in limestone mining activities, making the company the first cement company in Brazil to use electric trucks in its fleet.

Co-processing in Arcos

CSN Cimentos, arcos unit, started waste co-processing operations in June 2022.

The new process seeks to optimize the fossil fuel matrix, reducing the consumption of petroleum coke, with partial replacement by solid waste (pieces of wood, tire chip, among others), contributing to the reduction of CO2 emissions. With the implementation of the co-processing process in oven 2, the intensity of GHG emissions decreased by 5% compared to May 2022, considering only 15 days of operation. Thus, the expectation is that even more expressive results will be achieved in the coming months, with a significant reduction in emissions for the year 2022.

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NATURAL CAPITAL - ENVIRONMENTAL INDICATORS

•	Management of air quality indicators
Air quality CSN¹	Unit	2Q21	2Q22	Δ%
NOX Emission	t	1,489	1,118	-25
SOX issue	t	930	798	-14
MP issue	t	835	867	+4

•	Water management
CSN² Water Management	Unit	2Q21	2Q22	Δ%
Water catchment	Megaliters	22,461	22,045	-2
Water disposal	Megaliters	16,977	17,872	+5
Water consumption	Megaliters	5,421	4,173	-23

(2) Considers all steel units and cement plants in Brazil

CSN Water Management	Unit	2021	Accumulated 2022	Δ%
Intensity by steel production	M³ /ton of steel	18.94	20.33	+7
Intensity per cement production	M³/ton of cement	0.07	0.06	-14
Intensity by ore production	M³/ton of ore	0.21	0.25	+20

•	Waste management
Waste Management CSN³	Unit	2Q21	2Q22	Δ%
Waste generation Class 14	Tons	2,805.35	4,920.03	+75
Class 2 waste generation	Tons	642,440.92	651,592.65	+1
Percentage sent for reuse and reprocessing	%	96%	90%	-6

(3) Considers all steel units and cement plants in Brazil

(4) Due to the demolition and refurbishment of the coke Battery #3 in the UPV, there was an increase in Class I Residue in the unit.

DAM MANAGEMENT

In the second quarter of 2022, the Vigia Auxiliary Dam was definitively disregarded and deregistered as a dam of FEAM (State Environmental Foundation) and ANM (National Mining Agency) which removed the structure of the SIGBM (Integrated Mining Dam Management System) register.

Next quarter, it is expected to be completed the decharacterization work of the Vigia Dam, belonging to the Casa de Pedra Complex.

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SOCIAL DIMENSION

HEALTH AND SAFETY AT WORK

Health and safety at work	2Q21	2Q22	Δ%
Number of accidents with and without leave (own)	30	23	-23
Number of accidents with and without leave (third parties)	20	14	-30
Fatality (own)	0	1	-
Fatality (third parties)	0	0	-
Frequency rate of mandatory reporting accidents (factor of 200,000 HHT)	0.52	0.38	-27
Frequency rate of mandatory communication work accidents (factor 1 MM HHT)	2.60	1.91	-27
Accident severity rate (factor of 200,000 HHT)	18	72	+300
Accident severity rate (1MM HHT factor)	88	360	+309

PEOPLE MANAGEMENT

Employment¹	Unit	2Q21	2Q22	Δ%
Women on staff	%	16.4	19.2	+17
Women in leadership positions	%	11.1	11.8	+6
People with disabilities	%	1.1	1.3	+18
Racial Diversity
• Yellow	%	1.3	1.4	+8
• White	%	43.4	42.7	-2
• Indigenous	%	0.3	0.3	0
• Black	%	14.3	14.8	+3
• Brown	%	37.0	38.2	+3
• Not informed	%	3.52	2.6	-26
Turnover	%	1.2	1.3	+8

¹ The data does not consider employees "Non-CLT" and "Internship Program"

Training	Unit	2Q21	2Q22	Δ%
Training hours	Hours	103,560	101,917	-2
Trained employees	Number	8,471	7,592	-10
Investment in training	BRL	557,719	697,261	+25

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VALUE CHAIN

Sustainable Value Chain	Unit	2Q21	2Q22	Δ%
Purchases from local suppliers	%	33.5	30.6	-8.7

SOCIAL RESPONSABILITY

With the commitment to transform lives and communities around CSN's operations in the second quarter of 2022, the CSN Foundation participated in the "Walk for Peace", with approximately 4,000 people. Event held in conjunction with UNAS (Union of Nuclei, Associations of Residents of Heliopolis and Region), of which it is a partner of Garoto Cidadão, a project of the CSN Foundation active in the three CCAS of the Heliopolis region.

In Congonhas, we conducted a training in partnership with the Municipal Council for the Rights of Children and Adolescents (CMDCA), the Department of Education and the Secretariat of Social Assistance, to dialogue on children's rights and their understanding of their rights. In addition, the "Know to prevent" questionnaire was applied, with the intention of diagnosing the understanding of children and adolescents regarding the violation of their rights, in all we obtained approximately 1,200 responses.

The CSN Foundation materializes the SDDs in its programs and projects, with the involvement in the dissemination of knowledge about the SDDs and the 2030 Agenda.

In addition to these actions, the Foundation maintained its projects, obtaining at the end of the second quarter of 2022:

	1Q22	2Q22
Impacted young people¹	3,483	3,981
Public cultural initiatives	3,387	69,673

¹ Young people impacted by the projects Citizen Boy, Empower, Young Apprentice, Internship, Steel Drums and Football

² Public present in the public presentations, carried out by the projects: Citizen Boy, Truck, Steel Drums, Cultural Center and Stories that stay.

The CSN Foundation also acts in support of CSN with the selection of projects from other entities to expand its social performance through tax incentive laws. Thus, we analyze external projects for CSN to evaluate and select projects that will be sponsored through tax incentive laws. The initiative must be aligned with the company's objectives in transforming people's society and lives. BRL1.03 million were invested by the end of the second quarter of 2022.

Capital Markets

In the second quarter of 2022, CSN shares devalued 40.6%, while the Ibovespa index fell 18.06%. The average daily value of CSNA3 shares traded at B3 was BRL309.6 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) devaluation was 45.9%, while Dow Jones fell 11.2%. The average daily ADRs (SID) trading on the NYSE was USD 25.8 million.

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2Q22
Number of shares in thousands	1,326,094.0
Market Value
Closing Quote (BRL/share)	15.44
Closing Quote (USD/ADR)	2.93
Market Value (BRLmillion)	20,475
Market Value (USD million)	3,885
Change in period
CSNA3 (BRL)	-40.6%
SID (USD)	-45.9%
Ibovespa (BRL)	-18.1%
Dow Jones (USD)	-11.2%
Volume
Daily average (thousand shares)	11,899
Daily average (BRLthousand)	309,605
Daily average (thousand ADRs)	5,101
Daily average (USD thousand)	25,767
Source: Bloomberg

Some of the statements contained herein are future perspectives that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and statements made in 'Perspectives'. Current results, performance and events may differ significantly from hypotheses and perspectives and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations, and general competitive factors (globally, regionally or nationally).

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INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

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BALANCE SHEET

CONSOLIDATED - Corporate Law - In Thousands of Reais

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CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - In Thousands of Reais

2Q22	1Q22
Net Cash Flow from Operating Activities	**2,876,018**	**(3,859,665)**
Net income / (Loss) for the year attributable to controlling shareholders	197,326	1,206,402
Net income / (Loss) for the year attributable to non-controlling shareholders	172,005	157,541
Charges on loans and financing raised	664,924	458,222
Charges on loans and financing granted	(37,686)	(32,028)
Charges on rental liabilities	17,974	16,150
Depreciation, exhaustion and amortization	662,247	657,803
Equity income	(54,406)	(19,259)
Deferred taxes	(179,392)	487,280
Tax, social security, labor, civil and environmental provisions	4,035	2,155
Net monetary and exchange variations	289,188	(1,150,473)
Asset and intangible losses	(1,351)	7,963
Update actions - VJR	823,309	209,747
Receivables for indemnification	7,381	(7,381)
Passive environmental provisions and deactivation	11,521	26,972
Usiminas Dividends	(103,672)	-
Provision (Reversal) for consumption and services	14,068	(2,777)
Other provisions	13,139	(20,554)
Change in assets and liabilities	**894,310**	**(5,341,206)**
Accounts receivable - third parties	1,613,419	(2,599,802)
Accounts receivable - related parties	2,410	37,822
Inventories	(565,328)	234,052
Dividends and related share credits	103,672	-
Taxes to Compensate	(30,300)	417,063
Judicial Deposits	(10,011)	(7,049)
Suppliers	(127,848)	(488,796)
Suppliers - Risk Withdrawn and Forfaiting	164,592	(433,645)
Salaries and social charges	37,808	23,976
Tributes / Refis	98,300	(2,391,121)
Accounts payable - related parties	54,930	(2,871)
Advance of customers - Glencore	(248,154)	(144,851)
Other	(199,180)	14,016
Other payments and receipts	**(518,902)**	**(516,222)**
Paid interest	(541,188)	(516,222)
Receipt/Payment of cash flow hedge operations	22,286	-
Cash Flow from Investment Activities	**(1,467,632)**	**(928,345)**
Investments/AFAC	(142,740)	(129,499)
Fixed Asset Acquisition, investment property and intangible assets	(838,418)	(700,988)
Loans granted - related parties	(3,988)	(108,705)
Financial application, net redemption	(22,819)	10,847
Acquisition of investments Topaz Energética, Santa Ana and Brasil Central	(466,153)	-
Cash received from the investment aquition - Topaz and Santa Ana	6,486	-
Cash Flow from Financing Activities	**239,565**	**1,397,090**
Borrowings loans and financing	3,898,559	5,647,241
Amortization loans - main	(2,249,197)	(3,685,038)
Borrowing Cost	(173,768)	(58,421)
Lease amortization	(33,408)	(32,729)
Dividends and interest on equity paid	(1,183,573)	(82,443)
Repurchase of treasury shares	(19,048)	(391,520)
Exchange Variation on cash and cash equivalents	**(24,961)**	**45,143**
Increase (Decrease) in Cash and Cash Equivalents	**1,622,990**	**(3,345,777)**
Cash and cash equivalents at the beginning of the period	13,300,704	16,646,480
Cash and cash equivalents at the end of the period	14,923,694	13,300,704

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “Company”, is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers, and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through the Terminal de Carvão e Minérios from the Itaguai Port– (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises of tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking.

Because of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the Steel and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located.

On January 31, 2021, the Company concluded the drop down of the cement business and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (“CSN Cimentos”)

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On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco, under the terms of the Investment Agreement, Purchase and Sale of Quotas, Shares and Other Covenants entered into on June 29, 2021. With the closing of this transaction, CSN Cimentos now has a total capacity of 6 million tons per year.

On September 9, 2021, CSN Cimentos signed the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., whereby it intends to acquire 100% of the shares issued by LafargeHolcim (Brasil) S.A. ("LafargeHolcim"), such transaction being subject to approval by the Conselho Administrativo de Defesa Econômica (“CADE”). With the closing of this transaction, CSN Cimentos will have a total capacity of 16.3 million tons per year. The deal was valued at US$1.025 billion and involves cash payments. On the same date, the Company deposited in an Escrow Account with Banco Santander the amount of US$50 million as part of the negotiations for the acquisition of LafargeHolcim, see note 9.f.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha - Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A., as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda, see note 9.c.

•	GOING CONCERN

The Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial statements for the period ended June 30, 2022, have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity
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The consolidated and parent company interim financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the interim financial statements, and only this information, which correspond to those used by the Company's management in its activities. The consolidated interim financial information is identified as "Consolidated" and the parent company's individual interim financial information is identified as "Parent Company"

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows an option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2021.The accounting policies, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous period presented.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 30 - Employee benefits

Note 31 - Commitments

The consolidated financial statements were approved by Board of Directors on August 15, 2022.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL(reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of June 30, 2022, US$1.00 was equivalent to BRL5.2380 (BRL5.5805 on December 31, 2021) and €1.00 was equivalent to BRL5.4842 (BRL6.3210 on December 31, 2021), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

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Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Cash and banks
In Brazil	38,999	68,638	16,531	58,951
Abroad	7,169,856	10,007,399	420,782	1,438,851
	7,208,855	10,076,037	437,313	1,497,802

Investments
In Brazil	7,149,314	6,493,832	3,471,467	2,387,463
Abroad	565,525	76,611	524,393
	7,714,839	6,570,443	3,995,860	2,387,463
	14,923,694	16,646,480	4,433,173	3,885,265

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Investments (1)	276,489	261,673	15,707	15,148	48,801	43,398
Usiminas shares (2)	1,352,357	2,383,059			1,352,357	2,383,059
Bonds (3)			129,121	132,523			129,121	132,523
	1,628,846	2,644,732	144,828	147,671	1,401,158	2,426,457	129,121	132,523

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	Part of the shares guarantees a portion of the Company's debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 20.a).

5.	TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Trade receivables
Third parties
Domestic market	1,279,390	1,218,179	745,325	751,616
Foreign market	1,581,587	1,472,190	184,587	236,882
	2,860,977	2,690,369	929,912	988,498
Allowance for doubtful debts	(220,739)	(236,927)	(122,957)	(133,227)
	2,640,238	2,453,442	806,955	855,271
Related parties (Note 20 a)	104,181	144,396	1,047,826	1,520,241
	2,744,419	2,597,838	1,854,781	2,375,512

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

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		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Current	2,354,979	2,255,200	763,359	803,910
Past-due up to 30 days	262,534	164,019	39,577	44,135
Past-due up to 180 days	57,021	67,822	19,903	16,024
Past-due over 180 days	186,443	203,328	107,073	124,429
	2,860,977	2,690,369	929,912	988,498

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Opening balance	(236,927)	(228,348)	(133,227)	(143,735)
(Loss)/Reversal estimated	7,237	1,755	2,689	3,277
Recovery and write-offs of receivables	8,951	6,287	7,581	3,683
Drop down of Cements (note 9.c)				3,548
Acquisition of Elizabeth		(16,621)
Closing balance	(220,739)	(236,927)	(122,957)	(133,227)

6.	INVENTORIES

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Finished goods	4,118,269	4,457,842	2,208,833	2,570,354
Work in progress	3,357,472	2,710,149	2,188,417	1,695,075
Raw materials	3,152,964	3,638,952	2,422,544	2,799,869
Storeroom supplies	834,159	770,296	451,693	364,872
Advances to suppliers	16,321	121,519	10,984	92,439
Provision for losses	(116,093)	(98,730)	(55,155)	(14,426)
	11,363,092	11,600,028	7,227,316	7,508,183

Classified:
Current	10,564,327	10,943,835	7,227,316	7,508,183
Non-current (1)	798,765	656,193
	11,363,092	11,600,028	7,227,316	7,508,183

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Opening balance	(98,730)	(109,038)	(14,426)	(35,832)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(17,363)	10,308	(40,729)	17,101
Drop down of Cements (note 9.c)				4,305
Closing balance	(116,093)	(98,730)	(55,155)	(14,426)

7.	RECOVERABLE TAXES

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		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
State Value-Added Tax	1,049,777	1,162,900	783,310	895,880
Brazilian federal contributions (1)	1,019,486	1,352,100	627,943	980,316
Other taxes	151,246	105,375	120,951	70,787
	2,220,509	2,620,375	1,532,204	1,946,983

Classified:
Current	1,362,437	1,655,349	941,881	1,255,697
Non-current	871,175	965,026	590,323	691,286
	2,233,612	2,620,375	1,532,204	1,946,983

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

(1) In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC22/IFRIC23 and recorded a credit in the amount of BRL229.000 After the final and unappealable decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with the Federal Tax Authorities of Brazil.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Judicial deposits (note 18)			356,865	339,805			238,559	222,481
Prepaid expenses	287,894	225,036	54,994	74,503	247,108	185,968	46,570	62,233
Actuarial asset (note 20 a)			59,111	59,111			47,350	47,350
Derivative financial instruments (note 20)	45,161
Trading securities	4,890	12,028			4,793	11,935
Eletrobrás compulsory loan (note 20)	5,375	4,511	1,307,342	1,143,228	5,375	4,511	1,517,775	1,290,295
Other receivables from related parties (note 20 a)	1,828	1,828	1,199,316	927,077	53,288	47,296	1,425,224	1,151,903
Eletrobrás compulsory loan (1)			892,655	859,607			891,623	858,876
Dividends receivables (note 20 a)	61,924	76,878			150,989	486,506
Employee debts	48,707	43,542			27,748	25,531
Receivables by indemnity (2)			543,753	534,896			543,753	534,896
Other (3)	100,123	120,297	456,338	427,528	19,373	28,976	192,765	147,077
	555,902	484,120	4,870,374	4,365,755	508,674	790,723	4,903,619	4,315,111

1.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than BRL350 million.

2.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company in 2020, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

3.	Non-current assets refer mainly to the deposit in escrow account made by CSN Cimentos. with Banco Santander, in the amount of US$50 million, equivalent to BRL262 million updated on June 30, 2022, as part of the negotiations for the acquisition of LafargeHolcim.
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9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2021. Therefore, Management decided not to repeat them in the accounting information interim of June 30, 2022.

	Number of shares held by CSN in units	Equity interests (%)
Companies		06/30/2022	12/31/2021	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	71,171,281	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	4,374,779,493	79.75	78.24	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	510,726,198	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	385,663,787	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	1,000	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	999	99.99	99.99	Equity interests
CSN Participações I	999	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.(1)	1	0.01	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	999	99.99	99.99	Equity interests
CSN Participações IV	999	99.99	99.99	Equity interests
CSN Participações V	999	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.99	99.99	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.99	99.99	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	78.24	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	78.24	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	78.24	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	78.24	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.		99.98	99.98	Manufacturing and sale of cement
Elizabeth Mineração Ltda (2)			99.96	Mining
Santa Ana Energética S.A.(3)		100.00		Electric power generation
Topázio Energética S.A. (3)		100.00		Electric power generation
Brasil Central Energia Ltda. (3)		100.00		Electric power generation
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (4)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)		31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	2,123	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (4)		14.58	14.58	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	57,224,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund		100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund		100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund		100.00	100.00	Investment fund

(*) Dormant companies.

(1) On March 10, 2022, the change in the company's name from "CSN Participações II S.A." to "Circula Mais Serviços de Intermediação Comercial S.A."; the change in the corporate purpose from "equity investments" to "commercial intermediation for the purchase and sale of assets and materials in general" was approved at the Meeting. On the same date, as a result of share transfers, 99.99% of the shares became held by CSN Inova Soluções S.A. and 0.01% of the shares became held by the Company;

(2) On April 30, 2022, Elizabeth Mineração was merged into CSN Cimentos, so that, with the merger of the company and its respective extinction, CSN Cimentos became the legal successor by incorporation of the company, universally and for all legal purposes, with all its rights and obligations;

(3) On June 30, 2022, the Company's subsidiaries CSN Cimentos and CSN Energia acquired 100% of the shares of Santa Ana Energética S.A. and Topázio Energética S.A., which, in turn, holds 100% of the shares of Brasil Central Energia Ltda;

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(4) On June 30, 2022, and December 31, 2021, the Company directly held 63,377,198 shares, of which 26,611,282 were common shares and 36,765,916 preferred shares, and its direct subsidiary CSN Mineração S.A. held 63,338,872 shares, of which 25,802,872 were common shares and 37,536,000 preferred shares, in MRS Logística S.A.

(5) On June 30, 2022, and December 31, 2021, the Company held 24,670,093, being 24,168,304 common shares and 501,789 Class B preferred shares, of the company Transnordestina Logística S.A.

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9.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

				06/30/2022				06/30/2021
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	502,021	3,130,245	(2,628,224)	128,251	533,108	3,289,583	(2,756,475)	61,098
CSN Inova Ventures	9,074,740	10,585,194	(1,510,454)	(185,868)	9,121,133	10,445,718	(1,324,585)	(229,121)
CSN Islands XII Corp.	2,307,739	5,554,445	(3,246,706)	72,106	2,569,183	5,887,995	(3,318,812)	(78,526)
CSN Steel S.L.U.	5,017,085	38,938	4,978,147	413,672	5,517,653	367,372	5,150,281	14,392
Sepetiba Tecon S.A.	803,624	490,719	312,905	(90)	812,701	499,706	312,995	3,450
Minérios Nacional S.A.	524,101	221,024	303,077	6,993	501,969	205,885	296,084	133,488
Valor Justo - Minérios Nacional			2,123,507				2,123,507
Estanho de Rondônia S.A.	148,325	205,377	(57,052)	(5,533)	125,066	176,554	(51,488)	(9,700)
Companhia Metalúrgica Prada	899,038	651,559	247,479	(18,332)	893,439	627,628	265,811	92,770
CSN Mineração S.A.	24,135,448	13,970,431	10,165,017	1,233,236	26,989,379	16,036,647	10,952,732	3,852,844
CSN Energia S.A.	109,756	35,176	74,580	(17,184)	133,967	42,204	91,763	1,608
FTL - Ferrovia Transnordestina Logística S.A.	508,392	335,673	172,720	(24,752)	489,628	292,156	197,472	(14,026)
Companhia Florestal do Brasil	51,052	3,106	47,946	(1,298)	51,308	2,063	49,245	(1,716)
Nordeste Logística	62	63	(1)	1	64	65	(1)	(4)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	140,318	121,067	19,251	(5,877)	135,544	110,416	25,128	6,703
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225				15,225
CSN Cimentos	7,250,618	3,145,348	4,105,270	46,578	4,676,213	617,457	4,058,756	92,088
	51,472,319	38,488,365	15,122,687	1,641,903	52,550,355	38,601,449	16,087,638	3,925,348
Joint-venture and Joint-operation
Itá Energética S.A.	214,478	24,272	190,206	3,655	214,524	27,578	186,946	14,394
MRS Logística S.A.	2,449,769	1,488,914	960,855	57,285	2,524,062	1,620,565	903,497	51,793
Transnordestina Logística S.A.	5,112,794	4,014,432	1,098,362	(15,872)	4,885,994	3,771,760	1,114,234	(19,222)
Fair Value (*) - Transnordestina			271,116				271,116
Equimac S.A	27,526	11,469	16,057	1,369	20,155	11,727	8,428	135
	7,804,567	5,539,087	2,536,596	46,437	7,644,735	5,431,630	2,484,221	47,100
Associates
Arvedi Metalfer do Brasil	44,831	21,236	23,595	2,514	46,739	25,198	21,541	1,438
	44,831	21,236	23,595	2,514	46,739	25,198	21,541	1,438
Classified at fair value through profit or loss (note 13 l)
Panatlântica			187,967				190,321
			187,967				190,321
Other investments
Profits on subsidiaries' inventories			(170,802)	129,494			(300,295)	(19,705)
Investment Property			141,374				142,578
Others			63,545	459			63,545	7,574
			34,117	129,953			(94,172)	(12,131)
Total investments			17,904,962	1,820,807			18,689,549	3,961,755

Classification of investments in the balance sheet
Investments in assets			25,206,024				25,998,331
Investments with negative equity			(7,442,436)				(7,451,360)
Investment Property			141,374				142,578
			17,904,962				18,689,549

(*) As of June 30, 2022, and December 31, 2021, the net balance of BRL271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of BRL659,105 and impairment of BRL387,989.

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9.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates, and other investments
		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021

Opening balance of investments (assets)	3,849,647	3,535,906	25,998,331	19,401,494
Opening balance of loss provisions (liabilities)			(7,451,360)	(5,942,863)
Total	3,849,647	3,535,906	18,546,971	13,458,631
Capital increase and (Decrease)/acquisition of shares (1)	366,739	58,178	5,079	3,894,624
Dividends (2)	(26)	(61,898)	(2,010,348)	(3,162,117)
Comprehensive income (3)	345	453	(634,228)	(519,638)
Update of shares measured at fair value through profit or loss (Note 13 II)	(2,354)	109,254	(2,354)	109,254
Sales of equity interest (note 9.c) (4)				(692,115)
Net gain due to increased capital and issued new shares in n investments (note 9.c) (5)				822,093
Equity in results of affiliated companies (6)	101,957	219,508	1,820,807	4,629,144
Amortization of fair value - investment MRS	(5,873)	(11,747)
Others	891	(7)	37,661	7,095
Closing balance of investments (assets)	4,311,326	3,849,647	25,206,024	25,998,331
Balance of provision for investments with negative equity (liabilities)			(7,442,436)	(7,451,360)
Total	4,311,326	3,849,647	17,763,588	18,546,971

(1) Consolidated: Acquisition of shares in June 2022 of the companies Topázio Energética S.A., Santa Ana Energética S.A. and indirect acquisition of Brasil Central Energia Ltda. In 2021, through CSN Inova Ventures, strategic investments were made in startups, as follows: 2D Materials, H2Pro Ltda., 1S1 Energy, Traive INC., OICO Holdings and Clarke Software, with a total amount invested of US$ 4,950, corresponding to BRL27,040.

Parent Company: In 2022, the amount refers to the capital increase carried out in the company Equimac S.A.. In 2021, refers mainly to the capital increase in the subsidiary CSN Cimentos, in the amount of BRL2,956,094, resulting from the payment by CSN of net assets composed of certain assets and liabilities (as described below note 9.c).

(2) Parent Company: refers mainly to dividends distributed by CSN Mineração, totaling BRL2,009,940 in 2021 and BRL2,984,155 in 2022.

(3) Refers to the conversion into presentation currency of investments abroad whose functional currency is not the Real, actuarial gain/(loss) and reflection and hedge of investments reflecting investments accounted for under the equity method.

(4) In 2021, refers to the disposal of part of the equity interest of the company CSN Mineração at the cost of disposal of shares (see note 9.c).

(5) In 2021, refers to gain on the change in the percentage of ownership interest in the subsidiary CSN Mineração, after the issue of shares.

(6) The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

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		Consolidated
	06/30/2022	06/30/2021

Equity in results of affiliated companies
MRS Logística S.A.	114,541	103,560
Transnordestina Logística S.A.	(15,872)	(19,222)
Arvedi Metalfer do Brasil S.A.	2,514	1,438
Equimac S.A.	1,369	135
Others	(595)	2,089
	101,957	88,000
Eliminations
To cost of sales	(33,968)	(28,852)
To taxes	11,549	9,810
Others
Amortizated at fair value - Investment in MRS	(5,873)	(5,873)
Others		5,481
Equity in results	73,665	68,566

9.c)	Main events occurred in the subsidiaries in 2021 e 2022

•      CSN MINERAÇÃO

•      IPO of CSN MINERAÇÃO

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN Mineração publicly held corporation and its shares are listed on the São Paulo Stock Exchange, B3 - Brasil, Bolsa, Balcão.

The interest held by CSN in this subsidiary is 79.75% on June 30, 2022 and 78.24% on December 31, 2021.

Below as the main transactions occurred in the subsidiary is 2021:

a)	Initial Public Offering (IPO)

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share was fixed at BRL8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

i.	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of BRL1,370,107 (BRL1,347,862 net of transaction costs).

The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

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Gain on participation in the capital increase	1,060,530
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	822,093

ii.	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Companhia Siderúrgica Nacional sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of BRL3,211,342 (BRL3,164,612 net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cash reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

b)	Share repurchase programs of subsidiary CSN Mineração

On March 24, 2021, November 3, 2021, and May 18,2022, the Board of Directors of CSN Mineração approved the Share Repurchase Plans, to remain in treasury and subsequent disposal or cancellation, pursuant to CVM Instruction 567/2015, described below.

On May 18, 2022, the cancellation of 105,907,300 nominative common shares without a nominal value, repurchased and held in treasury, was approved at a Board of Directors' Meeting. On June 30, 2022, the subsidiary CSN Mineração had no treasury shares.

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500		52,940,500
2º	11/03/2021	53,000,000	from 11/04/2021 to 9/24/2022	R$6.1644	R$5.0392 and R$6.1208	52,466,800		105,907,300
	05/18/2022			Not applicable	Not applicable		105,907,300
3º	05/18/2022	106,000,000	from 05/19/2022 to 5/18/2023
						105,407,300	105,907,300

•      CSN Cimentos S.A

i. Drop down - Cement

The cement activities had been carried out as a business unit of CSN and, recently, the Company chose to segregate these activities to its subsidiary CSN Cimentos. This segregation was approved at an Extraordinary General Meeting of CSN Cimentos, held on January 31, 2021, which, among other matters, approved a capital increase in CSN Cimentos in the amount of BRL2,956,094, with the issuance of 2,956,094,491 new common shares, which were fully subscribed and paid up on the same date by the Company, upon checking of the net assets, liabilities, goods, rights and obligations related to CSN's cement segment, as described in detail in the Appraisal Report, also approved at the aforementioned meeting

Find below the breakdown of the net assets contributed:

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	12/31/2020	01/31/2021
Assets	Appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,538)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

ii. Acquisition of control of the companies Elizabeth Cimentos and Elizabeth Mineração.

On August 31, 2021, CSN Cimentos acquired 99.97% of the total capital stock of Elizabeth Mineração and 99.99% of the shares of Elizabeth Cimentos, with 88.746% of direct equity interest and 11.254% of indirect equity interest (through Elizabeth Mineração). The assets acquired are located in the northeast region of Brazil. Upon completion of the transaction, CSN Cimentos expects relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customers base.

a)	Determination of the purchase price

In accordance with CPC15 (R1) / IFRS3, the purchase price is determined by the sum of the assets acquired, liabilities assumed, equity interests issued, non-controlling interest and the fair value of any interest held prior to the transaction. The table below summarizes the price considered for accounting purposes:

Item	Comment	Elizabeth Cimentos	Elizabeth Mineração	Reference
Assets transferred	A payment in the amount of R$201 milion is being carried out in the transaction.	77,768	123,947	(i)
Assets transferred	Refers to financial adjustment of working capital and debt.	(3,914)	(5,116)	(i)
Equity interests issued	Shares issued by Elizabeth Cimentos and acquired by CSN Cimentos.	526,037		(ii)
Purchase price considered for the business combination		599,891	118,831

(i) The transaction included payments by CSN Cimentos of BRL77,768 and BRL123,947 on August 31, 2021, for each Elizabeth entity, and an adjustment receivable in the amount of BRL3,914 and BRL5,1116 in December 2021 related to working capital adjustment provided for in the sale agreement.

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(ii) In August 2021 the Elizabeth Cimentos performed a primary issuance of 2,382,758,512 new common shares, nominatives and without nominal value, which were fully acquired by CSN Cimentos.

b)	Goodwill on acquisition of control of Elizabeth Cimentos and Elizabeth Mineração

In accordance with item 32 of CPC15(R1) / IFRS3, the acquirer must recognize goodwill based on expected future profitability on the acquisition date, measured by the amount the purchase price exceeds the fair value of the assets acquired and liabilities assumed (purchase price allocation). The acquisition of Elizabeth Cimentos generated goodwill for expected future profitability of BRL83,266, as shown in the table below.

Item	Reference	Elizabeth Cimentos	Elizabeth Mineração
Purchase price considered	item (i) and (ii)	599,891	118,831
Fair value of the assets and liabilities acquired		516,625	118,831
Goodwill for future profitability expected		83,266	-

The goodwill for expected future earnings is recorded under intangible assets and, since it does not have a determinable useful life, it is not amortized in accordance with CPC04(R1)/IAS38. As from the year 2022, CSN Cimentos will perform the recoverability test for this asset in accordance with the requirements of CPC01(R1)/IAS36.

In the acquisition of Elizabeth Mineração, the price paid was fully allocated to the assets acquired, with no goodwill for future profitability generated.

(i)	Fair value of assets acquired, and liabilities assumed

The following table shows the fair value allocation of the assets acquired and liabilities assumed on August 31, 2021, considering the direct and indirect interests, calculated based on independent appraisers' reports.

			Elizabeth Cimentos			Elizabeth Mineração
	Carrying amounts	Fair value adjustments	Total fair value	Carrying amounts	Fair value adjustments	Total fair value
Cash and cash equivalents	52,570		52,570	2,197		2,197
Trade receivables	27,571		27,571	1,027		1,027
Receivables from related parties	96,374		96,374	9,035		9,035
Inventories	44,157		44,157	1,017		1,017
Recoverable taxes	18,616		18,616	931		931
Short-term investments	14,689		14,689
Other assets	17,734		17,734	673		673
Investment				40,653	24,845	65,498
Property, plant and equipment	373,574	161,367	534,941	15,092	77,089	92,181
Intangíible assets	798	59,456	60,254	500	269,385	269,885
Total assets acquired	646,083	220,823	866,906	71,125	371,319	442,444

Borrowings and financing	198,778		198,778	182,402		182,402
Trade payables	22,735		22,735	446		446
Taxes payable	19,202		19,202	37,158		37,158
Debits with related parties				96,350		96,350
Other payables	44,052		44,052	7,257		7,257
Total liabilities assumed	284,767		284,767	323,613		323,613
Net equity acquired	361,316	220,823	582,139	(252,488)	371,319	118,831
Indirect investiment	(40,663)	(24,851)	(65,514)
Net equity acquired	320,653	195,972	516,625	(252,488)	371,319	118,831

The fair value allocation resulted in a total gain of BRL567,297, distributed among Elizabeth Cimentos and Elizabeth Mineração's main assets. The following table shows the composition of the allocated amounts and a summary of its measurement methodology.

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Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value
Property, plant and equipment	Valued using the "MARKET APPROACH" method, where the fair value of the asset is estimated by comparing it with similar or comparable assets that have been sold or listed for sale in the primary or secondary market.	388,666	238,456	627,122
Mining rights	Evaluated by the MPEEM method that measures the present value of future income to be generated during the remaining useful life of a given asset. Using the analysis of the company's projected results as a reference, the pre-tax cash flows directly attributable to the asset are calculated, as of the base date stipulated in the evaluation.	500	269,385	269,885
Licenses	Valued using the WITH / WITHOUT method, which estimates the intangible value by the difference between discounted cash flow models with and without the asset.	798	59,456	60,254
		389,964	567,297	957,261

The subsidiary CSN Cimentos has hired an independent appraiser to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid. As provided for in item 45 of CPC15(R1) / IFRS3, the Company has up to 12 months to adjust the measurement of amounts, due to unknown events at the acquisition date. After the conclusion of the appraisal report, the Company reclassified the amount of BRL27,667 from goodwill for future profitability to goodwill allocated to licenses and mining rights.

iii.Acquisition of Santa Ana Energética and Topázio Energética

On June 30, 2022, the Company's subsidiaries CSN Cimentos and CSN Energia acquired 100% of the shares of Santa Ana Energética S.A. ("Santa Ana"), and of Topázio Energética S.A. ("Topázio"), which, in turn, holds 100% of the shares of Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, which holds the concession to operate the Sacre II Small Hydroelectric Power Plant ("PCH Sacre" and, together with PCH Santa Ana, the "PCHs"), provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants entered into on April 8, 2022.

The transaction value included a payment by CSN Cimentos on June 30, 2022, in the amount of BRL466,153, initially classified under the investment account and which will be used as a starting point for the purchase price identification process. The acquirer has hired an independent company to prepare an appraisal report of the tangible and intangible assets and allocation of the excess price paid, to be concluded in the third quarter of 2022.

As provided for in item 45 of CPC 15 (R1) / IFRS 3, the Company has up to 12 months to adjust in the measurement of amounts due to not considered events.

9.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

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				06/30/2022				12/31/2021
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,226,488	1,464	11,141	60,295	1,836,612	1,259	2,077	42,500
Advances to suppliers	21,632	10,081	433	1,263	44,011	11,486	407	1,254
Other current assets	1,040,984	54,680	8,671	18,243	1,065,913	55,334	8,862	18,453
Total current assets	2,289,104	66,225	20,245	79,801	2,946,536	68,079	11,346	62,207
Non-current Assets
Other non-current assets	946,186	218,232	2,060	20,003	980,861	124,776		19,578
Investments, PP&E and intangible assets	9,907,671	10,533,706	32,746	340,151	9,614,144	10,145,422	28,964	358,265
Total non-current assets	10,853,857	10,751,938	34,806	360,154	10,595,005	10,270,198	28,964	377,843
Total Assets	13,142,961	10,818,163	55,051	439,955	13,541,541	10,338,277	40,310	440,050

Current Liabilities
Borrowings and financing	868,251	201,870	8,114		767,992	228,769	4,041
Lease liabilities	399,094		599		383,323
Other current liabilities	1,311,813	140,119	3,548	30,987	1,513,799	157,946	4,063	40,473
Total current liabilities	2,579,158	341,989	12,261	30,987	2,665,114	386,715	8,104	40,473
Non-current Liabilities
Borrowings and financing	3,123,653	6,952,711	14,402		3,551,278	6,665,700	15,351
Lease liabilities	1,528,394		284		1,718,366
Other non-current liabilities	756,786	1,199,439	1,353	18,802	759,538	928,254		16,098
Total non-current liabilities	5,408,833	8,152,150	16,039	18,802	6,029,182	7,593,954	15,351	16,098
Shareholders’ equity	5,154,970	2,324,024	26,751	390,166	4,847,245	2,357,608	16,855	383,479
Total liabilities and shareholders’ equity	13,142,961	10,818,163	55,051	439,955	13,541,541	10,338,277	40,310	440,050

				01/01/2022 a 06/30/2022				01/01/2021 a 06/30/2021
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	47.26%	50.00%	48.75%	37.27%	47.26%	50.00%	48.75%
Statements of Income
Net revenue	2,543,969	340	16,639	94,428	2,128,326	138	4,116	116,169
Cost of sales and services	(1,673,615)		(10,417)	(46,173)	(1,379,667)		(3,241)	(38,000)
Gross profit	870,354	340	6,222	48,255	748,659	138	875	78,169
Operating (expenses) income	(69,477)	(22,861)	(1,587)	(36,376)	(133,500)	(31,620)	(612)	(32,504)
Financial income (expenses), net	(333,712)	(11,063)	(1,308)	(139)	(194,988)	(9,189)	7	(920)
Income before income tax and social contribution	467,165	(33,584)	3,327	11,740	420,171	(40,671)	270	44,745
Current and deferred income tax and social contribution	(159,831)		(590)	(4,242)	(142,301)			(15,220)
Profit / (loss) for the period	307,334	(33,584)	2,737	7,498	277,870	(40,671)	270	29,525

9.e)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial statements was considered appropriate.

9.f)	Intention and/or acquire companies

•	LafargeHolcim

On September 9, 2021, CSN Cimentos S.A., a non-publicly held subsidiary of CSN, and which concentrates the group's cement manufacturing and sales operations ("CSN Cimentos") entered into a stock purchase agreement through which it intends to acquire 100% (one hundred percent) of the shares issued by LafargeHolcim, with the Company as guarantor of its obligations. The business was valued at a base value of US$1.025 billion, subject to price adjustment and the amount held in escrow, in addition to the other terms and conditions provided for in the respective contract, including approval by CADE. On that same date, the Company deposited in an escrow account the amount of US$50 million as part of the negotiations for the acquisition.

The acquisition of the above-mentioned company will add a production capacity to CSN Cimentos of 10.3 million tons of cement per year ("MTPA") through cement plants strategically located in the Southeast, Northeast and Midwest regions, in addition to substantial reserves of high-quality limestone and concrete and aggregates units. Significant operational, logistical, management and commercial synergies are expected, with room for evolution in the product mix and expansion of the customer base.

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•	Acquisition of Metalgráfica

On November 23, 2021, the Company, as investor, the controlling shareholders of Metalgráfica Iguaçu S.A. ("Metalgráfica"), and Metalgráfica, as consenting intervening party, entered into the Investment Agreement and Other Covenants, whereby the parties agreed to combine the operations of both companies by incorporating all the shares issued by Metalgráfica, in accordance with the exchange ratio to be defined pursuant to the Brazilian Corporation Law and the CVM regulations. This operation will increase the competitiveness of the CSN Group's metal packaging business and strengthen our national chain, mainly in relation to substitute packaging. On April 25, 2022, CADE approved the acquisition of Metalgráfica Iguaçu.

9.g)	Investment properties:

The balance of investment properties is shown below:

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(27,338)	(27,338)		(26,100)	(26,100)
Balance at December 31, 2021	101,542	60,639	162,181	94,286	48,292	142,578
Depreciation (note 24)		(1,537)	(1,537)		(1,204)	(1,204)
Balance at June 30, 2022	101,542	59,102	160,644	94,286	47,088	141,374
Cost	101,542	87,977	189,519	94,286	74,392	168,678
Accumulated depreciation		(28,875)	(28,875)		(27,304)	(27,304)
Balance at June 30, 2022	101,542	59,102	160,644	94,286	47,088	141,374

The Company's management estimate of the fair value of the investment properties was realized for December 31, 2021.

The fair value of investment property in the consolidated balance of June 30, 2022, and December 31, 2021, is BRL2,055,976 and in the parent company BRL1,992,956.

The average estimated useful lives for the period are as follows (in years):

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Buildings	27	27	28	28

10.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Cost	349,495	5,358,388	29,348,048	190,847	3,643,682	754,606	445,870	40,090,936
Accumulated depreciation		(2,338,454)	(15,547,160)	(161,810)		(172,782)	(339,596)	(18,559,802)
Balance at December 31, 2021	349,495	3,019,934	13,800,888	29,037	3,643,682	581,824	106,274	21,531,134
Effect of foreign exchange differences	(13,712)	(22,782)	(73,065)	(875)	(7,971)	(1,030)	(284)	(119,719)
Acquisitions		14,923	170,330	2,320	1,315,887	19,948	34,458	1,557,866
Capitalized interest (1) (notes 26 and 29)					62,863			62,863
Write-offs (note 25)		428	(6,749)				(291)	(6,612)
Depreciation (note 24)		(93,501)	(1,109,252)	(2,953)		(40,668)	(15,853)	(1,262,227)
Transfers to other asset categories	3,829	40,996	937,146	131	(985,244)		3,142
Transfers to intangible assets					(2,358)			(2,358)
Right of use - Remesurement						31,666		31,666
Acquisition of Topázio Energética, Santa Ana and Brasil Central (note 9.c)	544	76,042	21,870		909	233		99,598
Others			5,149			(189)		4,960
Balance at June 30, 2022	340,156	3,036,040	13,746,317	27,660	4,027,768	591,784	127,446	21,897,171
Cost	340,156	5,805,354	30,013,038	188,921	4,027,768	804,308	468,246	41,647,791
Accumulated depreciation		(2,769,314)	(16,266,721)	(161,261)		(212,524)	(340,800)	(19,750,620)
Balance at June 30, 2022	340,156	3,036,040	13,746,317	27,660	4,027,768	591,784	127,446	21,897,171
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								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Cost	25,618	497,690	14,085,249	97,544	740,688	35,633	127,281	15,609,703
Accumulated depreciation		(215,748)	(7,668,359)	(88,455)		(19,637)	(108,662)	(8,100,861)
Balance at December 31, 2021	25,618	281,942	6,416,890	9,089	740,688	15,996	18,619	7,508,842
Acquisitions			106,932	456	525,143	2,300	1,020	635,851
Capitalized interest (1) (notes 26 and 29)					17,527			17,527
Write-offs (note 25)			(282)					(282)
Depreciation (note 24)		(9,935)	(492,572)	(883)		(3,457)	(2,943)	(509,790)
Transfers to other asset categories		1,973	427,531	1	(430,568)		1,063	-
Transfers to intangible assets					(246)			(246)
Right of use - Remesurement						201		201
Others			(33)					(33)
Balance at June 30, 2022	25,618	273,980	6,458,466	8,663	852,544	15,040	17,759	7,652,070
Cost	25,618	497,799	14,622,089	98,000	852,544	38,134	129,314	16,263,498
Accumulated depreciation		(223,819)	(8,163,623)	(89,337)		(23,094)	(111,555)	(8,611,428)
Balance at June 30, 2022	25,618	273,980	6,458,466	8,663	852,544	15,040	17,759	7,652,070

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1)	The cost of capitalized interest is calculated, basically, for the projects in the Steel and Mining which refer, substantially, to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Cost	500,826	94,196	99,103	60,483	754,608
Accumulated depreciation	(61,541)	(26,051)	(45,344)	(39,848)	(172,784)
Balance at December 31, 2021	439,285	68,145	53,759	20,635	581,824
Effect of foreign exchange differences		(27)	(872)	(131)	(1,030)
Addition			3,497	16,451	19,948
Acquisition of Topázio Energética, Santa Ana and Brasil Central (note 9.c)			233		233
Remesurement	19,508	173	9,850	2,135	31,666
Depreciation	(12,025)	(5,905)	(16,876)	(5,862)	(40,668)
Transfers to other asset categories			127	(127)
Others		(189)			(189)
Balance at June 30, 2022	446,768	62,197	49,718	33,101	591,784
Cost	520,334	94,350	111,034	78,593	804,311
Accumulated depreciation	(73,566)	(32,153)	(61,316)	(45,492)	(212,527)
Balance at June 30, 2022	446,768	62,197	49,718	33,101	591,784

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2021	15,543	40	413	15,996
Cost	33,307	137	2,189	35,633
Accumulated depreciation	(17,764)	(97)	(1,776)	(19,637)
Balance at December 31, 2021	15,543	40	413	15,996
Addition		2,300		2,300
Remesurement	201			201
Depreciation	(3,061)	(272)	(124)	(3,457)
Balance at June 30, 2022	12,683	2,068	289	15,040
Cost	33,508	2,437	2,189	38,134
Accumulated depreciation	(20,825)	(369)	(1,900)	(23,094)
Balance at June 30, 2022	12,683	2,068	289	15,040

The average estimated useful lives are as follows (in years):

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		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Buildings and Infrastructure	34	34	32	31
Machinery, equipment and facilities	18	18	20	21
Furniture and fixtures	12	12	13	13
Others	9	10	12	12

11.	INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Cost	3,969,643	816,206	221,712	213,609	3,484,778	1,970	8,707,918	167,771	167,771
Accumulated amortization	(131,077)	(608,294)	(155,272)		(46,895)		(941,538)	(108,042)	(108,042)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2021	3,729,236	207,912	66,440	213,609	3,437,883	1,970	7,657,050	59,729	59,729
Effect of foreign exchange differences		(27,127)	(567)	(28,278)		(260)	(56,232)
Acquisitions and expenditures			242		1,246		1,488
Transfer of property, plant and equipment			1,876		482		2,358	246	246
Amortization (note 24)		(29,650)	(7,167)		(19,469)		(56,286)	(5,627)	(5,627)
Balance at June 30, 2022	3,729,236	151,135	60,824	185,331	3,420,142	1,710	7,548,378	54,348	54,348
Cost	3,969,643	706,921	220,268	185,331	3,487,969	1,710	8,571,842	168,016	168,016
Accumulated amortization	(131,077)	(555,786)	(159,444)		(67,827)		(914,134)	(113,668)	(113,668)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2022	3,729,236	151,135	60,824	185,331	3,420,142	1,710	7,548,378	54,348	54,348

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Software	9	9	10	9
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2021 remain in place and there is no event that would justify recording impairment on June 30, 2022.

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12.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021

Foreign Debt
Floating Rates:
Prepayment	1,165,092	1,626,521	6,135,427	3,875,713	676,741	1,557,329	1,641,327	1,099,080
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	637,571	678,239	16,078,178	15,380,392
Intercompany					461,830	61,018	7,997,372	8,218,041
Fixed interest in EUR
Intercompany					20,763	600	1,438,131	1,312,209
Facility	241,317	550,460	38,389	79,013
	2,043,980	2,855,220	22,251,994	19,335,118	1,159,334	1,618,947	11,076,830	10,629,330

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	2,950,708	2,677,516	7,957,182	7,886,796	2,525,772	2,269,603	4,802,910	5,977,676
	2,950,708	2,677,516	7,957,182	7,886,796	2,525,772	2,269,603	4,802,910	5,977,676
Total Borrowings and Financing	4,994,688	5,532,736	30,209,176	27,221,914	3,685,106	3,888,550	15,879,740	16,607,006
Transaction Costs and Issue Premiums	(65,842)	(45,877)	(386,524)	(201,251)	(23,963)	(24,322)	(30,856)	(38,390)
Total Borrowings and Financing + Transaction cost	4,928,846	5,486,859	29,822,652	27,020,663	3,661,143	3,864,228	15,848,884	16,568,616

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Opening balance	32,507,522	35,270,653	20,432,844	28,282,246
New debts	9,545,800	12,915,332	2,235,442	5,699,542
Repayment	(5,934,235)	(17,639,178)	(2,446,829)	(14,280,369)
Payments of charges	(1,057,410)	(2,137,782)	(489,841)	(819,648)
Accrued charges (note 26)	1,186,009	2,140,961	579,851	759,955
Acquisition of Elizabeth		372,123
Others (1)	(1,496,188)	1,585,413	(801,440)	791,118
Closing balance	34,751,498	32,507,522	19,510,027	20,432,844

1.	Including unrealized exchange and monetary variations and funding cost.

On June 30, 2022, the Company entered into new debt agreements and amortized borrowings as shown below:

•      Funding and Amortization

			Consolidated
			06/30/2022
Nature	New debts	Repayment	Interest payment
Prepayment	2,131,170	(210,526)	(67,650)
Bonds, Perpetual bonds, ACC, CCE and Facility (1)	4,956,250	(1,865,490)	(429,166)
BNDES/FINAME, Debentures, NCE and CCB (2)	2,458,380	(3,858,219)	(560,594)
	9,545,800	(5,934,235)	(1,057,410)

(1) In the first quarter of 2022, the Company, through its subsidiary CSN Resources, issued debt securities in the foreign market in the amount of US$500 million, equivalent to BRL2.6 billion, maturing in 2032 ("Notes"). Additionally, it used part of the funds in the amount of US$300 million, equivalent to BRL1.5 billion in the "Tender Offer" for the Notes issued by CSN Resources, maturing in 2026. These Notes are unconditionally and irrevocably guaranteed by the Company. In the first quarter of 2022, the Company contracted a loan in the amount of US$115 million equivalent to BRL605 million through its subsidiary CSN Cimentos, maturing between 2025 and 2027.

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In the second quarter of 2022 the subsidiary CSN Mineração contracted a prepayment of US$445 million equivalent to BRL2.1 billion, with maturity between 2025 and 2032.

(2) In the first quarter of 2022 The Company, through its subsidiary CSN Cimentos, issued 1,200 debentures in the total amount of BRL1.2 billion, maturing between 2030 and 2032. The CSN contracted a loan in the amount of BRL600 million from Banco do Brasil maturing in May 2022.

The following table shows the average interest rate:

		Consolidated		Parent Company
		06/30/2022		06/30/2022
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	5.50%	24,016,268	1.34%	10,777,270
EUR	1.39%	279,706	3.34%	1,458,894
R$	14.72%	10,907,890	14.87%	7,328,682
		35,203,864		19,564,846

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on June 31, 2022. In the Parent Company, it considers the interest rate of the contracts as intercompany.

12.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities
			Consolidated			Parent Company
			06/30/2022			06/30/2022
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2022	1,243,646	1,570,262	2,813,908	498,823	1,348,170	1,846,993
2023	1,538,341	2,249,380	3,787,721	1,552,734	1,840,981	3,393,715
2024	998,056	987,650	1,985,706	3,858,899	722,588	4,581,487
2025	1,183,753	728,127	1,911,880	927,874	652,580	1,580,454
2026	2,471,929	874,680	3,346,609	447,925	802,580	1,250,505
2027 a 2030	8,937,774	2,328,184	11,265,958	4,688,010	1,788,878	6,476,888
After 2030	7,922,475	2,169,607	10,092,082	261,899	172,905	434,804
	24,295,974	10,907,890	35,203,864	12,236,164	7,328,682	19,564,846

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

Until now, the Company follows all financial and non-financial obligations (covenants) of its current contracts

13.	FINANCIAL INSTRUMENTS

13.a)	- Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments
							Consolidated
Consolidated				06/30/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		14,923,694	14,923,694		16,646,480	16,646,480
Short-term investments	4	1,352,357	276,489	1,628,846	2,383,059	261,673	2,644,732
Trade receivables	5		2,744,419	2,744,419		2,597,838	2,597,838
Dividends and interest on equity	8		61,924	61,924		76,878	76,878
Derivative financial instruments	8	45,161		45,161
Trading securities	8	4,890		4,890	12,028		12,028
Loans - related parties	8		5,375	5,375		4,511	4,511
Total		1,402,408	18,011,901	19,414,309	2,395,087	19,587,380	21,982,467

Non-current
Investments	4		144,828	144,828		147,671	147,671
Other trade receivables	8		2,345	2,345		2,345	2,345
Eletrobrás compulsory loan	8		892,655	892,655		859,607	859,607
Receivables by indemnity	8		543,753	543,753		534,896	534,896
Loans - related parties	8		1,307,342	1,307,342		1,143,228	1,143,228
Investments	9	187,967		187,967	190,321		190,321
Total		187,967	2,890,923	3,078,890	190,321	2,687,747	2,878,068

Total Assets		1,590,375	20,902,824	22,493,199	2,585,408	22,275,127	24,860,535

Liabilities
Current
Borrowings and financing	12		4,994,688	4,994,688		5,532,736	5,532,736
Leases	14		127,991	127,991		119,047	119,047
Trade payables	15		5,842,677	5,842,677		6,446,999	6,446,999
Trade payables - drawee risk	16		4,170,914	4,170,914		4,439,967	4,439,967
Dividends and interest on capital	16		454,089	454,089		1,206,870	1,206,870
Total			15,590,359	15,590,359		17,745,619	17,745,619

Non-current
Borrowings and financing	12		30,209,176	30,209,176		27,221,914	27,221,914
Leases	14		502,232	502,232		492,504	492,504
Trade payables	15		52,079	52,079		98,625	98,625
Derivative financial instruments	16	80,615		80,615	101,822		101,822
Total		80,615	30,763,487	30,844,102	101,822	27,813,043	27,914,865

Total Liabilities		80,615	46,353,846	46,434,461	101,822	45,558,662	45,660,484

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							Parent Company
Parent Company				06/30/2022			12/31/2021
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		4,433,173	4,433,173		3,885,265	3,885,265
Short-term investments	4	1,352,357	48,801	1,401,158	2,383,059	43,398	2,426,457
Trade receivables	5		1,854,781	1,854,781		2,375,512	2,375,512
Dividends and interest on equity	8		150,989	150,989		486,506	486,506
Trading securities	8	4,793		4,793	11,935		11,935
Loans - related parties	8		5,375	5,375		4,511	4,511
Total		1,357,150	6,493,119	7,850,269	2,394,994	6,795,192	9,190,186

Non-current
Investments	4		129,121	129,121		132,523	132,523
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		891,623	891,623		858,876	858,876
Receivables by indemnity	8		543,753	543,753		534,896	534,896
Loans - related parties	8		1,517,775	1,517,775		1,290,295	1,290,295
Investments	9	187,967		187,967	190,321		190,321
Total		187,967	3,083,275	3,271,242	190,321	2,817,593	3,007,914

Total Assets		1,545,117	9,576,394	11,121,511	2,585,315	9,612,785	12,198,100

Liabilities
Current
Borrowings and financing	12		3,685,106	3,685,106		3,888,550	3,888,550
Leases	14		8,553	8,553		7,602	7,602
Trade payables	15		4,180,474	4,180,474		4,710,811	4,710,811
Trade payables - drawee risk	16		3,904,132	3,904,132		4,439,967	4,439,967
Dividends and interest on capital	16		455,002	455,002		1,125,359	1,125,359
Total			12,233,267	12,233,267		14,172,289	14,172,289

Non-current
Borrowings and financing	12		15,879,740	15,879,740		16,607,006	16,607,006
Derivative financial instruments	13	55,378		55,378	101,822		101,822
Leases	14		8,404	8,404		10,339	10,339
Trade payables	16		23,584	23,584		43,396	43,396
Total		55,378	15,911,728	15,967,106	101,822	16,660,741	16,762,563

Total Liabilities		55,378	28,144,995	28,200,373	101,822	30,833,030	30,934,852

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

Consolidated			06/30/2022			12/31/2021
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,352,357		1,352,357	2,383,059		2,383,059
Derivative financial instruments		45,161	45,161
Trading securities	4,890		4,890	12,028		12,028
Non-current
Investments	187,967		187,967	190,321		190,321
Total Assets	1,545,214	45,161	1,590,375	2,585,408		2,585,408

Liabilities
Non-current
Derivative financial instruments		80,615	80,615		101,822	101,822
Total Liabilities		80,615	80,615		101,822	101,822
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Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

13.b)	- Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of June 30, 2022, is shown below:

		06/30/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,368,747	6,273
Trade receivables	162,425	5,898
Financial investments	24,651
Other assets	57,323	(32)
Total Assets	1,613,146	12,139
Borrowings and financing	(4,585,007)	(7,000)
Trade payables	(489,347)	(2,742)
Other liabilities	(16,176)	(5)
Total Liabilities	(5,090,530)	(9,747)
Foreign exchange exposure	(3,477,384)	2,392
Cash flow hedge accounting	4,262,190
Dollar - to - real NDF	(100,000)
Exchange rate swap CDI x Dollar	(67,000)
Exchange rate swap Real x Dollar	(115,000)
Net foreign exchange exposure	502,806	2,392

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of June 30, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

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				06/30/2022
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.2380	5.3608	6.5475	7.8570
EUR	5.4842	5.4241	6.8553	8.2263
USD x EUR	1.0470	1.0118	1.3088	1.5705

The effects on the result, considering scenarios 1 and 2 are shown below:

					06/30/2022
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,477,384)	Dollar	(427,023)	(4,553,634)	(9,107,269)

Cash flow hedge accounting	4,262,190	Dollar	523,397	5,581,338	11,162,676

Dollar - to - real NDF	(100,000)	Dollar	(12,280)	(130,950)	(261,900)

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(8,228)	(87,737)	(175,473)

Exchange rate swap Real x Dollar	(115,000)	Dollar	(14,122)	(150,593)	(301,185)

Net exchange position	502,806	Dollar	61,744	658,424	1,316,849

Net exchange position	2,392	Euro	(144)	3,280	6,559

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar – devaluation of the Real by 2.34% / Real x Euro - valuation of the Real by 1.10% / Euro x Dollar - devaluation of Euro by 3.36%. Source: Central Bank of Brazil and European Central Bank quotations on July 26,2022.

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory agencies, the market has transitioned from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. Therefore, the Company is now exposed to some foreign currency borrowings by SOFR.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of June 30, 2022, as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

			06/30/2022
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.15%	16.44%	19.73%
TJLP	6.82%	8.53%	10.23%
LIBOR	2.94%	3.67%	4.40%

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

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						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.15	7,079,351	(9,297,102)	(2,509,385)	(2,582,294)	(2,655,202)
TJLP	6.82		(833,312)	(890,144)	(904,352)	(918,560)
Libor	2.94		(7,224,197)	(7,436,238)	(7,489,248)	(7,542,258)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of June 30, 2022, as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection:

a) Cash flow hedge accounting - "Platts" index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity. In 2022, derivative operations were contracted and fully settled on May 31, 2022.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until June 30, 2022:

		06/30/2022	06/30/2021	06/30/2022	06/30/2021
		Other income and expenses (note 25)		Exchange variation
Maturity	Notional
02/02/2021 to 07/02/2021 (Settled)	Platts		(337,478)		12,726
05/31/2022 (Settled)	Platts	23,374		(1,087)
		23,374	(337,478)	(1,087)	12,726

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

b) Cash flow hedge accounting - Foreign Exchange

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of hedge future exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this accounting hedge it does not imply the contracting of any financial instrument.

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The table below presents a summary of the relations of hedge as of June 30, 2022:

									06/30/2022
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.2850	30,000	(24,000)		(11,718)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)		(39,382)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)		(1,600)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)		(26,352)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)		(19,340)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)		(11,139)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.3940	355,000	(343,000)		(22,128)
04/02/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(895,045)		(673,603)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(553,361)	(353,263)	(1,162,865)
01/10/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(1,287,000)	(67,767)	(1,364,692)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,031,600)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300			(583,072)
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640			(447,313)
Total						7,592,746	(3,330,556)	(421,030)	(5,394,804)

(*) On June 30, 2022, the amount of (BRL421,030) was recorded in Other Operating Expenses. As of June 30, 2021, (BRL252,250).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

As of June 30, 2022, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

c)Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2021. The balance recorded on June 30, 2022, and December 31, 2021, is BRL6,293.

d) Hedge Accounting Movements

The changes in the amounts related to cash flow hedge accounting recorded in equity on June 30, 2022 are shown as follows:

				Consolidated
	12/31/2021	Movement	Realization	06/30/2022
Cash flow hedge accounting	5,763,401	29,062	(397,659)	5,394,804
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	(9,881)	135,204	(1,834,233)
Fair Value of cash flow accounting, net taxes	3,803,845	19,181	(262,455)	3,560,571

				Parent Company
	12/31/2021	Movement	Realization	06/30/2022
Cash flow hedge accounting	5,763,401	(394,882)	(421,030)	4,947,489
Income tax and social contribution on cash flow hedge accounting	(1,959,556)	134,260	143,150	(1,682,146)
Fair Value of cash flow accounting, net taxes	3,803,845	(260,622)	(277,880)	3,265,343
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•	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 12.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At June 30, 2022	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	4,994,688	3,592,647	5,258,489	21,358,040	35,203,864
Lease Liabilities (note 14)	127,991	154,111	135,671	212,450	630,223
Derivative financial instruments (note 13 I)		80,615			80,615
Trade payables (note 15)	5,842,677	49,171	2,908		5,894,756
Trade payables - Drawee Risk (note 15)	4,170,914				4,170,914
Dividends and interest on equity (note 16)	454,089				454,089
	15,590,359	3,876,544	5,397,068	21,570,490	46,434,461

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

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		06/30/2022		12/31/2021
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes	15,742,644	12,802,997	15,617,091	15,700,276

13.c)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro. the operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to BRL278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after borrowing in foreign currency, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered into derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts mature on July 15, 2031, and 2036, while CSN Cimentos' contracts mature on February 12 and 16, 2032.

Below is the position of the derivatives:

							06/30/2022	06/30/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 25)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar						13,433
Exchange rate swap Dollar x Real	07/01/2022	Dollar	(100,000)	523,800	(478,638)	45,162	45,162	37,322
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	(67,000)	300,770	(356,148)	(55,378)	46,444	18,594
Exchange rate swap Real x Dollar	06/10/2027	Dollar	(115,000)	623,148	(648,386)	(25,238)	(25,238)
Total Swap			(282,000)	1,447,718	(1,483,172)	(35,454)	66,368	69,349

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	623,504	(644,556)	(21,052)	(3,564)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	460,273	(487,583)	(27,310)	(9,878)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	676,100	(663,030)	13,070	13,070
Interest rate (Debentures) CDI x IPCA	12/2/2032	Real	600,713	668,723	(658,732)	9,991	9,991
Total interest rate (Debentures) CDI x IPCA			2,200,713	2,428,600	(2,453,901)	(25,301)	9,619

				3,876,318	(3,937,073)	(60,755)	75,987	69,349

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•	Classification of derivatives in the balance sheet and income

					06/30/2022	06/30/2021
Instruments	Assets		Liabilities		Financial income (expenses), net (note 26)
	Current	Total	Non-current	Total
Exchange rate swap Dollar x Real	45,162	45,162			45,162	37,322
Exchange rate swap Dollar x Euro (Settled)						13,433
Exchange rate swap Real x Dollar			(25,238)	(25,238)	(25,238)
Exchange rate swap CDI x Dollar			(55,378)	(55,378)	46,444	18,594
Iron ore derivative					(1,087)	12,726
Interest rate swap CDI x IPCA			(25,301)	(25,301)	9,619
	45,162	45,162	(105,917)	(105,917)	74,900	82,075

13.d)	- Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais (“Usiminas”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	06/30/2022				12/31/2021				06/30/2022	06/30/2021
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 25 and 26)
USIM3	106,620,851	15.12%	8.21	875,357	106,620,851	15.12%	14.51	1,547,069	(671,712)	437,100
USIM5	55,144,456	10.07%	8.65	477,000	55,144,456	10.07%	15.16	835,990	(358,990)	724,159
				1,352,357				2,383,059	(1,030,702)	1,161,259
PATI3	2,705,726	11.31%	69.47	187,967	2,705,726	11.31%	70.34	190,321	(2,354)	160,100
				1,540,324				2,573,380	(1,033,056)	1,321,359

13.e)	- Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2022	12/31/2021
Shareholder's equity (equity)	23,857,741	23,374,389
Borrowings and Financing (Third-party capital)	34,751,498	32,507,522
Gross Debit/Shareholder's equity	1.46	1.39

14.	LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Leases	1,802,853	1,790,193	18,812	20,113
Present value adjustment - Leases	(1,172,630)	(1,178,642)	(1,855)	(2,172)
	630,223	611,551	16,957	17,941
Classified:
Current	127,991	119,047	8,553	7,602
Non-current	502,232	492,504	8,404	10,339
	630,223	611,551	16,957	17,941
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The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 25 and 29 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 13 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Opening balance	611,551	530,131	17,941	67,107
New leases	22,065	69,379	2,808	1,216
Present Value Adjustments - New leases	(2,117)	(7,273)	(508)	(104)
Contract review	31,337	109,860	201	(1,331)
Write-off		(38,626)		(17,073)
Payments	(66,137)	(114,303)	(4,331)	(9,502)
Interest appropriated	34,124	62,470	846	2,058
Drop down of Cements (note 9.c)				(24,430)
Acquisition of Topázio Energética, Santa Ana and Brasil Central (note 9.c)	259
Exchange variation	(859)	(87)
Net balance	630,223	611,551	16,957	17,941

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of June 30, 2022, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	135,071	410,644	1,257,138	1,802,853
Present value adjustment - Leases	(7,080)	(120,862)	(1,044,688)	(1,172,630)
	127,991	289,782	212,450	630,223

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Leases	1,777,255	1,777,209	17,725	18,847
Present value adjustment - Leases	(1,170,946)	(1,177,668)	(1,757)	(2,036)
Potencial PIS and COFINS credit	164,396	164,392	1,640	1,743
Present value adjustment – Potential PIS and COFINS credit	(108,313)	(108,934)	(163)	(188)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

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The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Contract less than 12 months	839		373
Lower Assets value	1,904	1,178	1,024	718
Variable lease payments	178,702	280,146	96,866	161,893
	181,445	281,324	98,263	162,611

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Lower Assets value	511	125	256	85
Variable lease payments	808	4,550	495	3,250
	1,319	4,675	751	3,335

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and use rights, without considering the projected inflation in the flows to be discounted.

15.	TRADE PAYABLES

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Trade payables	5,998,588	6,657,702	4,289,915	4,842,146
(-) Adjustment present value	(103,832)	(112,078)	(85,857)	(87,939)
	5,894,756	6,545,624	4,204,058	4,754,207

Classified:
Current	5,842,677	6,446,999	4,180,474	4,710,811
Non-current	52,079	98,625	23,584	43,396
	5,894,756	6,545,624	4,204,058	4,754,207

The Company classifies drawee risk operations with suppliers in other liabilities as per note 16 – other payables. As of June 30, 2022, Consolidated and Parent Company had, respectively, a balance of BRL4,170,914 and BRL3,904,132 (as of December 31, 2021, in Consolidated and Parent Company BRL4,439,967). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

16.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

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				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Payables to related parties (note 20 a)	119,470	50,624	49,784	66,607	377,152	314,260	88,075	128,849
Derivative financial instruments (note 13 I)			80,615	101,822			55,378	101,822
Dividends and interest on capital	454,089	1,206,870			455,002	1,125,359
Advances from customers	1,052,495	2,140,783	913,565	947,896	138,983	148,822
Taxes in installments	52,623	51,999	130,895	152,420	9,173	9,173
Profit sharing - employees	151,080	223,885			77,113	138,860
Taxes payable			10,888	10,378			35,963	35,453
Provision for consumption and services	227,983	216,692			98,655	100,735
Third party materials in our possession	44,758	418,084			28,764	402,071
Trade payables - Drawee Risk and forfaiting (note 15)	4,170,914	4,439,967			3,904,132	4,439,967
Trade payables (note 15)			52,079	98,625			23,584	43,396
Lease Liabilities (note 14)	127,991	119,047	502,232	492,504	8,553	7,602	8,404	10,339
Other payables	50,361	36,703	190,706	77,912	10,434	9,308
	6,451,764	8,904,654	1,930,764	1,948,164	5,107,961	6,696,157	211,404	319,859

Advances from customers: Refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. As of June 30, 2022, the balance in advance refers to the supply of 15.5 million tons of iron ore, to be delivered over the next three years. In June 2022, the Company, through its subsidiary CSN Cimentos, received in advance the total amount of BRL372 million related to a power supply contract signed with an important national player, to be executed within a period of 7 years.

17.	INCOME TAX AND SOCIAL CONTRIBUTIONS

17.a)Tax of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Income tax and social contribution income (expense)
Current	(1,270,201)	(2,954,743)	(692,486)	(1,595,645)
Deferred	(307,888)	419,632	180,551	338,774
	(1,578,089)	(2,535,111)	(511,935)	(1,256,871)

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Income tax and social contribution income (expense)
Current	(237,397)	(243,367)	(125,014)	(101,510)
Deferred	(305,085)	345,812	200,100	359,728
	(542,482)	102,445	75,086	258,218

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

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				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Profit before income tax and social contribution	3,311,363	13,745,084	881,266	6,769,531
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,125,863)	(4,673,329)	(299,630)	(2,301,641)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	35,150	25,312	23,265	19,740
Difference Tax Rate in companies abroad	6,811	(114,512)	(243,683)	91,486
Tax loss carryforwards without recognizing deferred taxes	(13,954)	1,621	(7,972)	5,396
Indebtdness limit	(4,324)	(5,623)	(966)	(1,354)
Unrecorded deferred taxes on temporary differences	458	4,388	(2,568)	2,041
Reversal of provision for deferred income tax and social contribution losses		2,214,721		1,002,376
Tax incentives	20,732	30,020	11,196	24,303
Recognition/(reversal) of tax credits	(516,675)		(14,380)
Other permanent deductios (add-backs)	19,576	(17,709)	22,803	(99,218)
Income tax and social contribution in net income for the period	(1,578,089)	(2,535,111)	(511,935)	(1,256,871)
Effective tax rate	48%	18%	58%	19%
				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Profit before income tax and social contribution	1,946,210	10,103,341	122,240	4,707,553
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(661,711)	(3,435,136)	(41,562)	(1,600,568)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	619,074	1,346,997	108,814	874,430
Indebtdness limit	(4,324)	(5,623)	(966)	(1,354)
Reversal of provision for deferred income tax and social contribution losses		2,214,721		1,002,376
Tax incentives	6,029	5,775	3,270	2,091
Recognition/(reversal) of tax credits	(516,675)		(14,380)
Other permanent deductios (add-backs)	15,125	(24,289)	19,910	(18,757)
Income tax and social contribution in net income for the period	(542,482)	102,445	75,086	258,218
Effective tax rate	28%	-1%	-61%	-5.5%

17.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2021	Shareholders' Equity	P&L	Others	06/30/2022

Deferred
Income tax losses	1,537,623		(48,310)		1,489,313
Social contribution tax losses	583,845		(26,269)		557,576
Temporary differences	2,447,543	(93,565)	(233,309)	(12,040)	2,108,629
- Provision for tax. social security, labor, civil and environmental risks	265,328		(14,487)		250,841
- Asset impairment losses	283,266		(17,324)		265,942
- (Gains)/losses on financial instruments	6,484		355,107		361,591
- Actuarial liability (pension and healthcare plan)	210,009				210,009
- Accrued supplies and services	163,620		37,695		201,315
- Unrealized exchange variation (1)	1,026,302		(564,140)		462,162
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	1,959,557	(125,321)			1,834,236
- Acquisition at fair value of SWT and CBL	(178,160)	7,929	11,292		(158,939)
- Deferred taxes not computed	(248,605)		22,947		(225,658)
- Business Combination	(1,338,674)		7,846		(1,330,828)
- Others	390,596	23,827	(72,245)	(12,040)	330,138
Total	4,569,011	(93,565)	(307,888)	(12,040)	4,155,518

Total Deferred Assets	5,072,092				4,456,818
Total Deferred Liabilities	(503,081)				(301,300)
Total Deferred	4,569,011				4,155,518

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2021	Shareholders' Equity	P&L	06/30/2022

Deferred tax assets
Income tax losses	1,419,151		(64,471)	1,354,680
Social contribution tax losses	531,472		(22,481)	508,991
Temporary differences	2,893,030	(277,409)	(218,133)	2,397,488
- Provision for tax. social security, labor, civil and environmental risks	184,336		(633)	183,703
- Asset impairment losses	113,506		1,373	114,879
- (Gains)/losses on financial instruments	6,483		353,667	360,150
- Actuarial liability (pension and healthcare plan)	211,019			211,019
- Accrued supplies and services	149,486		17,574	167,060
- Unrealized exchange variation (1)	1,031,889		(569,057)	462,832
- (Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,959,556	(277,409)		1,682,147
- Business Combination	(721,992)			(721,992)
- Others	50,927		(21,057)	29,870
Total	4,843,653	(277,409)	(305,085)	4,261,159

Total Deferred Assets	5,710,808			5,710,808
Total Deferred Liabilities	(867,155)			(1,449,649)
Total Deferred	4,843,653			4,261,159

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2022, these subsidiaries generated income in the amount of BRL471,514. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately BRL163,960. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the incidence of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

17.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Income tax and social contribution
Actuarial gains on defined benefit pension plan	104,588	104,532	105,688	105,688
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,803,443	1,959,556	1,682,147	1,959,556
	1,582,681	1,738,738	1,462,485	1,739,894

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Tax	117,290	111,572	79,516	78,260	40,273	38,857	54,263	54,633
Social security	1,298	1,270			1,298	1,270
Labor	291,089	304,744	236,105	218,200	197,271	210,670	171,211	154,827
Civil	148,733	139,824	18,672	17,869	108,100	104,340	12,075	12,017
Environmental	18,488	16,942	2,764	2,739	15,039	13,719	1,010	1,004
Deposit of a guarantee			19,808	22,737
	576,898	574,352	356,865	339,805	361,981	368,856	238,559	222,481

Classified:
Current	65,126	66,047			33,156	35,571
Non-current	511,772	508,305	356,865	339,805	328,825	333,285	238,559	222,481
	576,898	574,352	356,865	339,805	361,981	368,856	238,559	222,481

The changes in tax, social security, labor, civil and environmental provisions in the period ended on June 30, 2022, can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	06/30/2022
Tax	111,572	34	7,069	(1,385)	117,290
Social security	1,270	3	25		1,298
Labor	304,744	18,128	25,192	(56,975)	291,089
Civil	139,824	1,414	17,614	(10,119)	148,733
Environmental	16,942	5,668	410	(4,532)	18,488
	574,352	25,247	50,310	(73,011)	576,898

					Parent Company
					Current + Non-current
Nature	12/31/2021	Additions	Accrued charges	Net utilization of reversal	06/30/2022
Tax	38,857	34	1,825	(443)	40,273
Social security	1,270	3	25		1,298
Labor	210,670	11,775	16,530	(41,704)	197,271
Civil	104,340	302	12,473	(9,015)	108,100
Environmental	13,719	5,603	233	(4,516)	15,039
	368,856	17,717	31,086	(55,678)	361,981

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance on June 30, 2022, and December 31,2021.

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		Consolidated
	06/30/2022	12/31/2021
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	13,532,026	13,015,938

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	4,681,998	4,242,051

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,114,921	2,017,602

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012, 2014, 2015 and 2016.	4,265,225	4,137,519

ICMS - SEFAZ/RJ - Electricity Credits	909,396	867,521

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,721,512	1,660,888

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	637,814	614,528

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	340,008	326,361

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	628,817	600,895

Assessment Notice and imposition of fine (AIIM)/ Action for annulment - IRRF- Capital Gain of CFM vendors located abroad	276,783	266,649

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,083,872	1,079,951

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,192,648	1,142,386

Other tax lawsuits (federal, state, and municipal)	4,062,865	3,877,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business Combinations of CSN Mineração held in 2015.	932,231	889,179

ICMS - SEFAZ/RJ - Disallowance of credits on acquisitions of Intermediate Products	589,572	562,307

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,170,274	1,116,228

Social security lawsuits	221,965	214,323

Action to discuss the balance of the construction contract – Tebas	560,638	507,719

Action related to power supply payment’s charge - Light	372,507	324,371

Enforcement action applied by Brazilian antitrust authorities (CADE)	103,401	98,740

Civil Public Action - Districts / School / Nursery relocation-CdP Dam	16,495	14,876

Other civil lawsuits	924,690	845,043

Labor and social security lawsuits	1,613,362	1,536,967

Tax foreclosures – Fine – Volta Redonda IV	118,960	104,400

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	456,425	424,143
	42,834,794	40,794,950

In the first quarter of 2021, the Group was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

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The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total amount updated to June 30, 2022, of BRL4,837,122 (December 31,2021 BRL4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The calculation information and assumptions remain the same as disclosed in the December 31, 2021, financial statements. The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

		Consolidated		Parent Company
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Environmental liabilities	179,758	173,647	164,670	159,254
Asset retirement obligations	757,332	724,950
	937,090	898,597	164,670	159,254

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

		Consolidated
		06/30/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,491,002	1,491,002			2,579,990	2,579,990
Trade receivables (note 5)	(2)	31,588	961	71,632	104,181	8,159	1,667	134,570	144,396
Dividends (note 8)	(3)		61,924		61,924		61,898	14,980	76,878
Loans (note 8)	(4)		5,375		5,375		4,511		4,511
Other receivables from related parties (note 8)				1,828	1,828			1,828	1,828
		31,588	68,260	1,564,462	1,664,310	8,159	68,076	2,731,368	2,807,603
Non-current Assets
Investments	(1)			129,121	129,121			132,523	132,523
Loans (note 8)	(4)	124,781	1,182,561		1,307,342	3,626	1,139,602		1,143,228
Actuarial asset (note 8)				59,111	59,111			59,111	59,111
Other receivables from related parties (note 8)	(5)		1,199,316		1,199,316		927,077		927,077
		124,781	2,381,877	188,232	2,694,890	3,626	2,066,679	191,634	2,261,939
		156,369	2,450,137	1,752,694	4,359,200	11,785	2,134,755	2,923,002	5,069,542

Liabilities
Current Liabilities
Trade payables		12	65,893	17,010	82,915	21	62,730	14,712	77,463
Accounts payable			21,979		21,979		28,442		28,442
Provision for consumption			97,491		97,491		22,182		22,182
		12	185,363	17,010	202,385	21	113,354	14,712	128,087
Non-current Liabilities
Accounts payable			49,784		49,784		66,607		66,607
			49,784		49,784		66,607		66,607
		12	235,147	17,010	252,169	21	179,961	14,712	194,694

		Consolidated
		06/30/2022				06/30/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		118,975	9,931	1,368,032	1,496,938	133,536	519	1,701,673	1,835,728
Cost and expenses			(632,606)	(50,069)	(682,675)	(121)	(625,805)	(53,057)	(678,983)
Financial income (expenses)
Interest (note 26)			64,564	11,261	75,825		12,477	12,355	24,832
Financial investments (1)				(1,030,702)	(1,030,702)			655,415	655,415
		118,975	(558,111)	298,522	(140,614)	133,415	(612,809)	2,316,386	1,836,992

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•	Parent Company

		Parent Company
		06/30/2022				12/31/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,590,863	1,590,863			2,674,193	2,674,193
Trade receivables (note 5)	(2)	976,492		71,334	1,047,826	1,385,970		134,271	1,520,241
Loans (note 8)	(4)		5,375		5,375		4,511		4,511
Dividends (note 8)	(3)	114,559	36,430		150,989	435,504	36,022	14,980	486,506
Other receivables from related parties (note 8)		51,459		1,829	53,288	45,467		1,829	47,296
		1,142,510	41,805	1,664,026	2,848,341	1,866,941	40,533	2,825,273	4,732,747
Non-current Assets
Investments	(1)			129,121	129,121			132,523	132,523
Loans (note 8)	(4)	305,042	1,212,733		1,517,775	243,131	1,047,164		1,290,295
Actuarial asset (note 8)				47,350	47,350			47,350	47,350
Other receivables from related parties (note 8)	(5)	225,908	1,199,316		1,425,224	224,827	927,076		1,151,903
		530,950	2,412,049	176,471	3,119,470	467,958	1,974,240	179,873	2,622,071
		1,673,460	2,453,854	1,840,497	5,967,811	2,334,899	2,014,773	3,005,146	7,354,818

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	482,971			482,971	61,618			61,618
Trade payables		319,206	33,524	16,350	369,080	331,074	26,111	13,849	371,034
Accounts payable		99,454			99,454	101,588			101,588
Provision for consumption		241,295	36,403		277,698	196,490	16,182		212,672
		1,142,926	69,927	16,350	1,229,203	690,770	42,293	13,849	746,912
Non-current Liabilities
Intercompany Loans (note 12)	(6)	9,435,503			9,435,503	9,530,250			9,530,250
Accounts payable		88,075			88,075	128,849			128,849
		9,523,578			9,523,578	9,659,099			9,659,099
		10,666,504	69,927	16,350	10,752,781	10,349,869	42,293	13,849	10,406,011

		Parent Company
		06/30/2022				06/30/2021
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,364,250	70	1,367,842	3,732,162	1,348,749		1,693,002	3,041,751
Cost and expenses		(1,213,824)	(234,829)	(55,828)	(1,504,481)	(2,358,309)	(201,693)	(51,318)	(2,611,320)
Financial income (expenses)
Interest (note 26)		(24,216)	64,346	10,300	50,430	(171,061)	17,249	11,708	(142,104)
Exclusive funds (note 26)				6,492	6,492			38,231	38,231
Financial investments (1)				(1,030,702)	(1,030,702)			655,415	655,415
Exchange rate variations and monetary, net		608,608			608,608	363,167			363,167
		1,734,818	(170,413)	298,104	1,862,509	(817,454)	(184,444)	2,347,038	1,345,140

Consolidated and Parent Company Information:

1) Financial Investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents with and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2) Accounts receivable: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3) Dividends receivable: In Consolidated, dividends from MRS Logística S.A. amounting to BRL61,924 (BRL61,898 on December 31, 2021).

(4) Loans (Assets):

Long-term: In Consolidated refers mainly to loan agreements with Transnordestina Logística BRL1,165,368 (BRL1,123,375 on December 31, 2021) with an average rate of 125.0% to 130.0% of CDI.

(5) Others (Assets): In Consolidated, advance for future capital increase with Transnordestina Logística S.A. of BRL1,199,316 on June 30, 2022 (BRL927,076 on December 31, 2021).

(6) Borrowings (Liabilities):

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Foreign currency: In the Parent Company these are intercompany contracts amounting to BRL9,918,474 as of June 30, 2022 (BRL9,591,868 as of December 31, 2021).

20.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2022, and 2021.

	06/30/2022	06/30/2021
	P&L
Short-term benefits for employees and officers	37,608	24,031
Post-employment benefits	128	28
	37,736	24,059

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,167,150	2,486,926	9,053	12,627	3,511	3,384	2,179,714	2,502,937

CSN Cimentos	R$	Up to 11/26/2023 and indefinite					33	33	33	33

Cia Siderurgica Nacional	R$	05/31/2025					536	536	536	536

Cia Metalurgica Prada	R$	Indefinite			197	197	244	244	441	441

CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920

CSN Mineração	R$	Up to 12/21/2024	846,284	846,284					846,284	846,284

CBS	R$	06/30/2024					21	21	21	21

Estanho de Rondônia	R$	7/15/2022	771	771					771	771

Total in R$			3,014,205	3,333,981	9,250	12,824	6,265	6,138	3,029,720	3,352,943

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Resources	US$	Up to 04/17/2026	1,450,000	1,450,000					1,450,000	1,450,000

CSN Cimentos	US$	Indefinite	115,000				1,025,000	1,025,000	1,140,000	1,025,000

Total in US$			2,865,000	2,750,000			1,025,000	1,025,000	3,890,000	3,775,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			15,006,870	15,346,375			5,780,265	479,795	20,787,135	21,540,463
			18,021,075	18,680,356	9,250	12,824	5,786,530	485,933	23,816,855	24,893,406

21.	SHAREHOLDERS´ EQUITY

21.a)	Paid-in capital

The fully subscribed and paid-in capital on June 30, 2022, was BRL10,240 million is divided into 1,326,093,947 common and book-entry shares ( in December 2021 BRL10,240 million is divided into 1,387,524,047 common and book-entry shares), with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

21.b) Authorized	capital

The Company’s bylaws in effect on June 30, 2022, define that the share capital may be increased to up to 2,400,000,000 shares, independently of statutory reform.

21.c)	Legal Reserve

It will be applied 5% of the net profit calculated in each fiscal year , before any other allocation, in accordance with art. 193 of Law nº 6404/76, which will not exceed 20% of the capital stock.

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21.d)	Ownership structure

As of June 30, 2022, and December 31, 2021, the Company’s ownership structure was as follows:

			06/30/2022			12/31/2021
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	51.00%	51.24%	679,522,254	48.97%	50.65%
Rio Iaco Participações S.A. (*)	45,706,242	3.00%	3.45%	45,706,242	3.29%	3.41%
NYSE (ADRs)	246,322,596	19.00%	18.58%	250,564,538	18.06%	18.67%
Other shareholders	354,542,855	27.00%	26.74%	365,941,013	26.38%	27.27%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,341,734,047	96.70%	100.00%
Treasury shares				45,790,000	3.30%
Total shares	1,326,093,947	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

21.e)	Treasury shares

As of June 30, 2022, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17.20 and R$26.76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a meeting held on May 18, 2022, the Company approved the cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 (one billion, three hundred and twenty-six million, ninety-three thousand, nine hundred and forty-seven) common book-entry shares without nominal value

21.f)	Earnings per share

The earnings per share are shown below:

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
	Common Shares		Common Shares
Profit for the period	1,403,728	10,205,786	197,326	4,965,771
Weighted average number of shares	1,327,901,762	1,380,114,547	1,326,412,628	1,380,114,547
Basic and diluted earnings per share	1.05710	7.39488	0.14877	3.59809

22.	COMPENSATION TO SHAREHOLDERS

At the Annual General Meeting held on April 29, 2022, the Company approved the distribution of BRL2,911,424 and that of the total amount of dividends declared by the AGO:(i) BRL1,750,000 have already been distributed to shareholders, as resolved by the Board of Directors in a meeting held on July 27, 2021; (ii) BRL256,952 have already been paid on May 20, 2022, as interest on equity, as deliberated by the Board of Directors in a meeting held on December 29, 2021; and (iii) BRL904,472, corresponding to the amount of BRL0.681594305290377 per share, to be paid in local currency, by the Company, without monetary restatement, in 2 (two) equal installments, in the amount of BRL452,236 each, corresponding to BRL0.340797152645188 per share, based on the shareholders' positions as of April 29, 2022, with the first installment already paid to shareholders residing in Brazil as of May 20, 2022, and the second installment will be available on a date to be defined in due course by the Management.

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23.	NET REVENUE FROM SALES

Net sales revenue is as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Gross revenue
Domestic market	14,569,774	15,012,676	7,352,587	8,287,061
Foreign market	11,011,254	15,739,560	4,808,001	9,000,879
	25,581,028	30,752,236	12,160,588	17,287,940
Deductions
Sales returns, discounts and rebates	(121,425)	(66,266)	(47,419)	(27,030)
Taxes on sales	(3,123,815)	(3,381,069)	(1,547,247)	(1,869,337)
	(3,245,240)	(3,447,335)	(1,594,666)	(1,896,367)
Net revenue	22,335,788	27,304,901	10,565,922	15,391,573

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Gross revenue
Domestic market	13,077,910	13,896,903	6,524,208	7,616,035
Foreign market	2,189,565	860,409	955,727	290,618
	15,267,475	14,757,312	7,479,935	7,906,653
Deductions
Sales returns, discounts and rebates	(131,412)	(166,779)	(70,974)	(20,141)
Taxes on sales	(2,598,474)	(2,939,235)	(1,269,874)	(1,608,493)
	(2,729,886)	(3,106,014)	(1,340,848)	(1,628,634)
Net revenue	12,537,589	11,651,298	6,139,087	6,278,019

24.	EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Raw materials and inputs	(7,170,325)	(5,440,935)	(3,471,864)	(2,896,102)
Outsourcing material	(1,636,020)	(2,608,784)	(946,187)	(1,498,605)
Labor cost	(1,492,006)	(1,349,879)	(807,745)	(684,342)
Supplies	(1,510,099)	(1,077,038)	(826,767)	(554,188)
Maintenance cost (services and materials)	(576,794)	(584,764)	(277,516)	(293,429)
Outsourcing services	(974,819)	(976,176)	(499,360)	(515,557)
Freight	(530,881)	(120,704)	(246,876)	(108,833)
Distribution freight	(470,188)	(739,859)	(259,760)	(405,017)
Depreciation, amortization and depletion	(1,278,361)	(958,161)	(642,891)	(502,488)
Others	(446,413)	(816,259)	(232,329)	(478,165)
	(16,085,906)	(14,672,559)	(8,211,295)	(7,936,726)
Classified as:
Cost of sales	(14,847,726)	(13,289,876)	(7,560,441)	(7,111,092)
Selling expenses	(947,928)	(1,102,780)	(503,932)	(680,194)
General and administrative expenses	(290,252)	(279,903)	(146,922)	(145,440)
	(16,085,906)	(14,672,559)	(8,211,295)	(7,936,726)
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				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Raw materials and inputs	(6,683,951)	(5,395,563)	(3,296,556)	(2,869,939)
Labor cost	(702,023)	(601,376)	(362,092)	(304,389)
Supplies	(1,061,181)	(750,124)	(579,565)	(376,517)
Maintenance cost (services and materials)	(252,996)	(290,020)	(102,201)	(141,279)
Outsourcing services	(567,699)	(395,138)	(281,918)	(189,998)
Freight	(110,592)	(12,805)	(56,024)	(6,653)
Distribution freight	(285,466)	(193,577)	(148,040)	(90,844)
Depreciation, amortization and depletion	(513,079)	(410,834)	(262,279)	(210,851)
Others	(159,310)	(108,827)	(87,893)	(52,982)
	(10,336,297)	(8,158,264)	(5,176,568)	(4,243,452)
Classified as:
Cost of sales	(9,762,356)	(7,734,001)	(4,894,623)	(4,044,092)
Selling expenses	(463,615)	(306,788)	(221,285)	(139,576)
General and administrative expenses	(110,326)	(117,475)	(60,660)	(59,784)
	(10,336,297)	(8,158,264)	(5,176,568)	(4,243,452)

The depreciation, amortization and depletion additions for the period were distributed as follows.

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Production costs (1)	(1,257,473)	(939,284)	(632,619)	(493,626)
Selling expenses	(6,440)	(5,732)	(3,230)	(2,423)
General and administrative expenses	(14,448)	(13,145)	(7,042)	(6,439)
	(1,278,361)	(958,161)	(642,891)	(502,488)
Other operational (2)	(38,236)	(51,344)	(17,569)	(24,500)
	(1,316,597)	(1,009,505)	(660,460)	(526,988)

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Production costs (1)	(502,187)	(400,964)	(256,811)	(206,224)
Selling expenses	(4,121)	(3,417)	(2,084)	(1,443)
General and administrative expenses	(6,771)	(6,453)	(3,384)	(3,184)
	(513,079)	(410,834)	(262,279)	(210,851)
Other operational	(3,240)	(3,416)	(1,551)	(1,674)
	(516,319)	(414,250)	(263,830)	(212,525)

(1)The cost of production includes PIS and COFINS credits on lease agreements on June 30, 2022, in the amount of BRL3,453 (BRL2,752 on June 30, 2021) in the consolidated and BRL302 (BRL401 on June 30, 2021) in the parent company.

(2)They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 25.

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25.	OTHER OPERATING INCOME AND EXPENSES
				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Other operating income
Receivables by indemnity	9,031	1,716	3,671	951
Rentals and leases	4,522	6,606	2,847	3,323
Dividends received		2		2
Contractual fines	2,019	905	1,631	140
Updated shares – Fair value through profit or loss (Note 13)	(2,354)	160,100	(14,962)	129,096
Net gain in shares sale (note 9.c) (1)		2,472,497
Other revenues	36,398	54,371	33,028	2,453
	49,616	2,696,197	26,215	135,965

Other operating expenses
Taxes and fees	(59,156)	(41,714)	(45,619)	(5,603)
Expenses/reversal with environmental liabilities, net	740	(660)	225	(818)
Write-off/(Provision) of judicial lawsuits	(44,643)	7,299	(16,098)	(1,324)
Depreciation and amortization (note 24)	(38,236)	(51,344)	(17,569)	(24,500)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 10 and 11)	(6,612)	(42,442)	1,351	259
Estimated (Loss)/reversal in inventories	(118,222)	(93,818)	(88,955)	(30,340)
Idleness in stocks and paralyzed equipment (2)	(94,628)
Studies and project engineering expenses	(25,885)	(31,850)	(12,123)	(19,749)
Research and development expenses	(207)	(160)	(91)	(106)
Healthcare plan expenses	(51,159)	(64,212)	(24,977)	(35,296)
Cash flow hedge accounting realized (note 13) (3)	(397,656)	(589,728)	(318,360)	(278,918)
Other expenses	(210,887)	(202,834)	(141,754)	(140,956)
	(1,046,551)	(1,111,463)	(663,970)	(537,351)
Other operating income (expenses), net	(996,935)	1,584,734	(637,755)	(401,386)

				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Other operating income
Receivables by indemnity	7,379	1,710	2,020	954
Rentals and leases	4,176	6,379	2,661	3,209
Contractual fines	1,312	462	1,304	2
Updated shares – Fair value through profit or loss (Note 13)	(2,354)	160,100	(14,962)	129,096
Net gain in shares sale (note 9.c) (1)		2,472,497
Other revenues	27,079	23,954	26,999	264
	37,592	2,665,102	18,022	133,525

Other operating expenses
Taxes and fees	(33,924)	(36,355)	(26,525)	(2,006)
Expenses with environmental liabilities, net	1,514	(490)	469	(583)
Write-off/(Provision) of judicial lawsuits	(26,714)	11,625	(7,707)	1,003
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(3,240)	(3,416)	(1,551)	(1,674)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 10 and 11)	(282)	(17,072)	(126)
Estimated (Loss)/reversal in inventories	(77,455)	(46,029)	(65,219)	(11,271)
Studies and project engineering expenses	(9,481)	(8,259)	(5,400)	(4,681)
Research and development expenses	(207)	(160)	(91)	(106)
Healthcare plan expenses	(50,653)	(63,747)	(24,703)	(35,136)
Cash flow hedge accounting realized (note 13) (3)	(421,030)	(252,250)	(341,734)
Other expenses	(130,357)	(138,645)	(99,788)	(106,697)
	(751,829)	(554,798)	(572,375)	(161,151)
Other operating income (expenses), net	(714,237)	2,110,304	(554,353)	(27,626)
1.	Refers to the initial public offering of shares of CSN Mineração. (see note 9.c).

2.	In 2022, it is the operational idleness due to lower-than-normal production volume, due to the intense rains registered in the ore extraction operation.

3.	These are the effects of Foreign Exchange Cash Flow Hedge (BRL421,031) and Cash Flow Hedge of the "Platts" index BRL23,375, totaling in Consolidated (BRL397,656) and (BRL421,031) in the Parent Company. On June 30, 2021 (BRL589,728) in Consolidated and (BRL252,250) in the Parent Company, the effects are from the Foreign Exchange Cash Flow Hedge (BRL337,478) and the Cash Flow Hedge of the "Platts" index (BRL252,250).

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26.	FINANCIAL INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Financial income
Related parties (Note 20 a)	80,701	30,867	52,223	19,130
Income from financial investments	315,046	105,288	188,523	70,643
Updated shares – Fair value through profit or loss (Note 13.d)	(1,030,702)	1,161,259	(808,347)	648,765
Gain from derivative (*)	45,161		45,161
Other income	90,979	79,926	59,484	53,217
	(498,815)	1,377,340	(462,956)	791,755
Financial expenses
Borrowings and financing - foreign currency (note 12)	(600,218)	(807,939)	(306,640)	(386,927)
Borrowings and financing - local currency (note 12)	(585,791)	(154,919)	(313,089)	(89,651)
Related parties (note 12)	(4,876)	(6,035)	(2,302)	(3,018)
Lease liabilities	(31,584)	(27,339)	(16,621)	(13,545)
Capitalised interest (note 10)	62,863	36,833	34,786	21,700
Interest and fines	(247,260)	(63,049)	(125,776)	(27,266)
(-) Adjustment present value of trade payables	(222,409)	(116,080)	(125,674)	(57,490)
Commission, bank fees, Guarantee and bank fees	(104,819)	(77,381)	(54,917)	(33,136)
PIS/COFINS over financial income	(56,972)	(35,799)	(49,839)	(28,728)
Other financial expenses	(187,791)	(279,832)	(50,731)	(182,715)
	(1,978,857)	(1,531,540)	(1,010,803)	(800,776)
Others financial items, net
Foreign exchange and monetary variation, net	431,597	(455,707)	580,437	(402,441)
Gains and (losses) on exchange derivatives (*)	30,826	69,349	3,310	72,411
	462,423	(386,358)	583,747	(330,030)
	(1,516,434)	(1,917,898)	(427,056)	(1,130,806)

Financial income (expenses), net	(2,015,249)	(540,558)	(890,012)	(339,051)

(*) Statement of gains and (losses) on derivative transactions (note 13)
Dollar - to - real NDF	45,162	37,322	45,162	30,564
Exchange rate swap Real x Dollar	(25,238)		55,510
Exchange rate swap Dollar x Euro		13,433		(4,191)
Interest rate swap CDI x IPCA	9,619		(33,249)
Exchange rate swap CDI x Dollar	46,444	18,594	(18,952)	46,038
	75,987	69,349	48,471	72,411
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				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Financial income
Related parties (Note 20 a)	98,802	71,113	53,537	51,671
Income from financial investments	97,309	70,124	72,325	43,733
Updated shares – Fair value through profit or loss (Note 13.d)	(1,030,702)	1,161,259	(808,347)	648,765
Other income	112,714	73,607	85,370	52,596
	(721,877)	1,376,103	(597,115)	796,765
Financial expenses
Borrowings and financing - foreign currency (note 12)	(68,899)	(59,548)	(19,795)	(23,405)
Borrowings and financing - local currency (note 12)	(473,931)	(138,641)	(247,090)	(79,873)
Related parties (note 12)	(41,880)	(174,986)	(25,357)	(72,156)
Lease liabilities	(768)	(1,103)	(412)	(443)
Capitalised interest (note 10)	17,527	13,917	9,920	7,053
Interest and fines	(200,278)	(38,125)	(109,297)	(22,900)
(-) Adjustment present value of trade payables	(191,741)	(86,631)	(111,936)	(44,188)
Commission, bank fees, Guarantee and bank fees	(50,110)	(64,071)	(21,156)	(26,533)
PIS/COFINS over financial income	(12,780)	(29,064)	(11,054)	(27,382)
Other financial expenses	(24,643)	(100,402)	(12,278)	(46,973)
	(1,047,503)	(678,654)	(548,455)	(336,800)
Others financial items, net
Foreign exchange and monetary variation, net	361,284	(177,795)	565,255	(377,243)
Gains and (losses) on exchange derivatives (*)	46,444	18,594	(25,652)	46,038
	407,728	(159,201)	539,603	(331,205)

Financial income (expenses), net	(1,361,652)	538,248	(605,967)	128,760

(*) Statement of gains and (losses) on derivative transactions (note 13)
Exchange rate swap CDI x Dollar	46,444	18,594	(25,652)	46,038
	46,444	18,594	(25,652)	46,038

27.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

								Six months ended
								06/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	10,432,496	926,572	153,189	1,050,682	91,457	860,977	(2,023,517)	11,491,856
Foreign market	5,155,563	5,542,431					145,938	10,843,932
Cost of sales and services (note 24)	(11,615,879)	(3,427,030)	(108,159)	(727,501)	(96,176)	(572,764)	1,699,783	(14,847,726)
Gross profit	3,972,180	3,041,973	45,030	323,181	(4,719)	288,213	(177,796)	7,488,062
General and administrative expenses (note 24)	(640,112)	(149,426)	(17,293)	(64,915)	(16,907)	(137,430)	(212,097)	(1,238,180)
Other operating (income) expenses, net (note 25)	(331,845)	(198,987)	(9,926)	24,160	(903)	(23,435)	(455,999)	(996,935)
Equity in results of affiliated companies (note 9)							73,665	73,665
Operating result before Financial Income and Taxes	3,000,223	2,693,560	17,811	282,426	(22,529)	127,348	(772,227)	5,326,612

Sales by geographic area
Asia		4,698,621					145,938	4,844,559
North America	1,191,869							1,191,869
Latin America	172,446							172,446
Europe	3,790,182	843,810						4,633,992
Others	1,066							1,066
Foreign market	5,155,563	5,542,431					145,938	10,843,932
Domestic market	10,432,496	926,572	153,189	1,050,682	91,457	860,977	(2,023,517)	11,491,856
Total	15,588,059	6,469,003	153,189	1,050,682	91,457	860,977	(1,877,579)	22,335,788
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								Three months ended
								06/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,247,692	411,196	77,298	592,238	47,320	474,996	(1,032,156)	5,818,584
Foreign market	2,458,294	2,196,493					92,551	4,747,338
Cost of sales and services (note 24)	(5,789,150)	(1,831,888)	(53,379)	(385,864)	(49,139)	(300,518)	849,497	(7,560,441)
Gross profit	1,916,836	775,801	23,919	206,374	(1,819)	174,478	(90,108)	3,005,481
General and administrative expenses (note 24)	(312,832)	(87,027)	(7,585)	(34,172)	(8,354)	(68,509)	(132,375)	(650,854)
Other operating (income) expenses, net (note 25)	(230,017)	(48,729)	(8,896)	11,530	(454)	(3,462)	(357,727)	(637,755)
Equity in results of affiliated companies (note 9)							54,405	54,405
Operating result before Financial Income and Taxes	1,373,987	640,045	7,438	183,732	(10,627)	102,507	(525,805)	1,771,277

Sales by geographic area
Asia		1,615,360					92,551	1,707,911
North America	654,147							654,147
Latin America	67,874							67,874
Europe	1,736,273	581,133						2,317,406
Foreign market	2,458,294	2,196,493					92,551	4,747,338
Domestic market	5,247,692	411,196	77,298	592,238	47,320	474,996	(1,032,156)	5,818,584
Total	7,705,986	2,607,689	77,298	592,238	47,320	474,996	(939,605)	10,565,922

								Six months ended
								06/30/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	10,926,008	1,695,650	155,538	887,313	109,688	620,201	(2,636,802)	11,757,596
Foreign market	3,891,005	11,142,634					513,666	15,547,305
Cost of sales and services (note 24)	(10,249,398)	(4,153,621)	(107,501)	(598,583)	(69,567)	(395,355)	2,284,149	(13,289,876)
Gross profit	4,567,615	8,684,663	48,037	288,730	40,121	224,846	161,013	14,015,025
General and administrative expenses (note 24)	(532,702)	(195,384)	(19,633)	(59,140)	(15,043)	(57,896)	(502,885)	(1,382,683)
Other operating (income) expenses, net (note 25)	(308,934)	(457,702)	(2,759)	(11,340)	(940)	(24,902)	2,391,311	1,584,734
Equity in results of affiliated companies (note 9)							68,566	68,566
Operating result before Financial Income and Taxes	3,725,979	8,031,577	25,645	218,250	24,138	142,048	2,118,005	14,285,642

Sales by geographic area
Asia		9,658,580					513,666	10,172,246
North America	712,647							712,647
Latin America	275,683							275,683
Europe	2,902,675	1,484,054						4,386,729
Foreign market	3,891,005	11,142,634					513,666	15,547,305
Domestic market	10,926,008	1,695,650	155,538	887,313	109,688	620,201	(2,636,802)	11,757,596
Total	14,817,013	12,838,284	155,538	887,313	109,688	620,201	(2,123,136)	27,304,901

								Three months ended
								06/30/2021
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	6,049,789	903,904	72,022	486,723	55,407	342,778	(1,415,431)	6,495,192
Foreign market	2,094,350	6,453,413					348,618	8,896,381
Cost of sales and services (note 24)	(5,451,608)	(2,312,362)	(51,961)	(311,840)	(34,628)	(203,908)	1,255,215	(7,111,092)
Gross profit	2,692,531	5,044,955	20,061	174,883	20,779	138,870	188,402	8,280,481
General and administrative expenses (note 24)	(249,921)	(141,296)	(11,457)	(30,638)	(7,531)	(33,041)	(351,750)	(825,634)
Other operating (income) expenses, net (note 25)	(173,663)	(339,789)	(1,320)	8,336	(561)	(11,641)	117,252	(401,386)
Equity in results of affiliated companies (note 9)							55,121	55,121
Operating result before Financial Income and Taxes	2,268,947	4,563,870	7,284	152,581	12,687	94,188	9,025	7,108,582

Sales by geographic area
Asia		5,659,557					348,618	6,008,175
North America	406,417							406,417
Latin America	157,290							157,290
Europe	1,530,643	793,856						2,324,499
Foreign market	2,094,350	6,453,413					348,618	8,896,381
Domestic market	6,049,789	903,904	72,022	486,723	55,407	342,778	(1,415,431)	6,495,192
Total	8,144,139	7,357,317	72,022	486,723	55,407	342,778	(1,066,813)	15,391,573

28.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

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The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2022, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2022, to June 30, 2023. Under the policy, the Maximum Indemnity Limit is US$475 million for the locations with Company activities combined for Property Damage and loss of profits, and the deductible is US$385 million for material damages and 45 days for loss of profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, given their nature, are not part of the scope of the review of the interim financial statements, and consequently, they have not been reviewed by our independent auditors.

29.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Income tax and social contribution paid	2,338,584	1,651,414	126,103
Addition to PP&E with interest capitalization (notes 10 and 26)	62,863	36,833	17,527	13,917
Remeasurement and addition – Right of use (note 10 i)	51,614	63,546	2,501	(1,158)
Addition to PP&E without adding cash		61,863
	2,453,061	1,813,656	146,131	12,759

30.	COMPREHENSIVE INCOME STATEMENT

				Consolidated
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Net income for the year	1,733,274	11,209,973	369,331	5,512,660

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	56	55	(41)	32
	56	55	(41)	32

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(585,971)	(192,468)	155,081	(278,587)
(Loss)/gain cash flow hedge, net of taxes	117,472	696,150	(1,282,476)	2,615,279
Cash flow hedge reclassified to income upon realization	421,030	252,250	341,734
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	(15,427)	222,735	(15,427)	184,085
(Loss) cash flow hedge accounting	(279,801)	(195,613)	(282,269)
	(342,697)	783,054	(1,083,357)	2,520,777

	(342,641)	783,109	(1,083,398)	2,520,809

Comprehensive income for the year	1,390,633	11,993,082	(714,067)	8,033,469

Attributable to:
Controlling shareholders	1,120,859	10,983,039	(825,697)	5,670,168
Earnings attributable to the non-controlling interests	269,774	1,010,043	111,630	2,363,301
	1,390,633	11,993,082	(714,067)	8,033,469

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				Parent Company
	Six months ended		Three months ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Net income for the year	1,403,728	10,205,786	197,326	4,965,771

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	56	49	25	29
	56	49	25	29

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(585,971)	(192,468)	155,081	(278,587)
(Loss)/gain cash flow hedge, net of taxes	117,472	696,150	(1,282,476)	2,615,279
Cash flow hedge reclassified to income upon realization	421,030	252,250	341,734
(Loss)/gain cash flow hedge accounting, net taxes,from investments in subsidiaries	(235,456)	21,272	(237,387)	20,795
	(282,925)	777,204	(1,023,048)	2,357,487

	(282,869)	777,253	(1,023,023)	2,357,516

Comprehensive income for the year	1,120,859	10,983,039	(825,697)	7,323,287

31.	SUBSEQUENT EVENTS

- Acquisition of Companhia Energética Chapecó - CEC

On July 25, 2022, the Company and its subsidiary CSN Mineração signed a Private Instrument of Assignment of Rights and Obligations, with the objective of supporting and strengthening the mining business expansion strategy, CSN assigned and transferred to CSN Mineração the rights and obligations arising from the Share Purchase and Sale Agreement ("Purchase and Sale Agreement") signed on July 1, 2022 between CSN, together with CSN Energia, Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia and BMPI Infra S. A. A. In this Purchase and Sale Agreement, CSN Energia and CSN committed to acquire 100% of the shares of Companhia Energética Chapecó - CEC, holder of the concession for the Quebra-Queixo Hydroelectric Plant, which has an installed capacity of 120MW, for the base price of BRL427,518, subject to adjustment in the terms and conditions provided for in the Purchase and Sale Agreement. The closing of the transaction, already considering CSN Mineração as the buyer, remains subject to approval by governmental, competition and regulatory authorities.

- Issuance of Debentures

On July 12, 2022, the subsidiary CSN Mineração signed a Private Instrument of Deed of the 2nd (Second) Issuance of Simple Debentures, not convertible into shares, unsecured, in up to two series, for public distribution, with firm distribution guarantee, of CSN Mineração. The base amount of the issue is BRL1.4 billion and 1,400,000 debentures will be issued initially. The issue will be carried out in two (2) series, with the first series debentures maturing on ten (10) years from the issue date, and therefore maturing on July 15, 2032, and the second series will mature fifteen (15) years from the issue date, and therefore maturing on July 15, 2037. The nominal value will be updated by the accumulated variation of the IPCA and with semi-annual interest.

- Acquisition of Companhia Estadual e Geração de Energia Elétrica ("CEEE-G")

On July 29, 2022, the Company, through its subsidiary Companhia Florestal do Brasil S.A., was the winner of the auction bidding procedure carried out in the form of Edital no. 01/2022, ("Edital") and promoted by the Government of the State of Rio Grande do Sul regarding the privatization process of CEEE-G, for the acquisition of shares representing 66.23% of the capital stock of CEEE-G, for the amount of BRL928,000. The effectiveness of the acquisition is still subject to certain conditions precedent, the approval of the operation by CADE and ANEEL and the signing of the respective share purchase and sale agreement.

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11.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)	Projection object.

The Company estimates the following variables below:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.0x	-	-
Capex expansion (BRLmillion) - Mining	-	-	BRL12,000
Capex (BRLmillion) - Steel	-	-	BRL6,300
Capex (BRLmillion) - Consolidated	BRL4,100	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (USD/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	36,000 – 38,000	-	-
Cash Cost Mining (USD/ton)	$ 20.0 - $22.00	-	-

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a)	inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.0x	-	-
Capex expansion (BRLmillion) - Mining	-	-	BRL12,000
Capex (BRLmillion) - Steel	-	-	BRL6,300
Capex (BRLmillion) - Consolidated	BRL4,100	-	-
EBITDA/ton (USD/ton) - Steel	-	$165	-

Estimates replaced in the last 3 fiscal years:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

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CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6,100 million between 2021-2025.

CSN replaced in Dec/20 the projection of reaching 3.0 x to 2.5 x in the Net Debt/Adjusted EBITDA Indicator at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching 2.5 x to 2.0 x the Net Debt/Adjusted EBITDA Indicator at the end of the annual Balance Sheet of 2021.

CSN replaced in Dec/20 the projection of reaching a Net Debt of BRL23 billion by BRL20 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of achieving a Consolidated Adjusted EBITDA of BRL9.75 billion by BRL11.2 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection to achieve a Mining segment EBITDA of BRL7.3 billion by BRL7.65 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Steel segment EBITDA of BRL1.6 billion by BRL2.3 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the projection of reaching a Consolidated CAPEX of BRL1.5 billion for BRL1.6 billion at the end of the 2020 annual Balance Sheet.

CSN replaced in Dec/20 the estimated iron ore production volume in 2020 of 33Mton, against previous expectation of 33-36Mton.

b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2021

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

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2020

¹MINING EBITDA – the variation of BRL541 million above expected was due to the higher iron ore price during 4Q20.

²Production Volume – the negative variation of 2.3Mton was due to rainfall, pandemic impacts and lower availability of iron ore compared to expected.

Below is a summary table about the evolution of projections during the last exercises, in line with the clarifications provided above:

Net Revenue	2016	2017	2018	2019	2020
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Hit	17,149	18,525	22,969	n.a.	n.a.
Change %	n.a.	3%	3%	-	-
Adjusted EBITDA	2016	2017	2018	2019	2020
Estimated	n.a.	5,000	5,574	7,500	BRL11,200
Hit	4,075	4,645	5,849	7,251	BRL11,473
Change %	n.a.	-7%	5%	-3%	BRL273
Leverage	2016	2017	2018	2019	2020
Estimated	n.a.	5.00x	n.a.	3.00x	2.5x
Hit	6.32x	5.66x	4.55x	3.74X	2.23x
Change %	n.a.	13%	n.a.	0.74x	- 0.27 x
Iron Ore Production Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	28,500	33,000	33,000-36,000
Hit	32,174	29,921	27,875	32,090	30,666
Change %	n.a.	n.a.	-2%	-3%	-7.07%
Iron Ore Sales Volume	2016	2017	2018	2019	2020
Estimated	n.a.	n.a.	n.a.	40,000	n.a.
Hit	n.a.	n.a.	n.a.	38,545	n.a.
Change %	n.a.	n.a.	n.a.	-4%	n.a.
*E = estimated
**n.a. = not rated

c) as of projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

Projections	2022	2023E	2022-2026 E
Leverage (Net Debt / Adjusted EBITDA)	1.0x	-	-
Capex expansion (BRLmillion) - Mining	-	-	BRL12,000
Capex (BRLmillion) - Steel	-	-	BRL6,300
Capex (BRLmillion) - Consolidated	BRL4,100	-	-
Sales volume Steel (kton) - Steel	5,104	-	-
EBITDA/ton (USD/ton) - Steel	-	$165	-
Iron Ore Production Volume (kton) - Mining	36,000 – 38,000	-	-
Cash Cost Mining (USD/ton)	$ 20.0 - $22.00	-	-

Monitoring and changes in projections disclosed

Replaced estimates:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

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CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6.100 million between 2021-2025.

Abandoned estimates in the last 3 exercises:

1Q20

CSN estimates production volume (old methodology adds only to own production) of iron ore at, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The Company no longer demonstrates its own production volume in isolation, since the first quarter, own production has been consolidated with the purchase of ore from third parties.

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Independent Auditor’s Report on the Financial Information

DocuSign Envelope ID: CC6842C1-5EB5-4AC2-AAC0-726D54B01072

mazars

Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on the interim financial information

To the Shareholders, Directors and Managers of
Companhia Siderúrgica Nacional
Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2022, which comprise the balance sheet as of June 30, 2022 and the related statements of income, comprehensive income for the three and six-month periods then ended, the statement of changes in equity and cash flows for the six-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for the preparation of the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by CVM.

Emphasis

Significant uncertainty related to the going concern of the jointly-controlled subsidiary Transnordestina Logística SA

We draw attention to Note 9.e) to the interim financial information, which describes the stage of completion of the new rail network of the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction, and whose deadline for completion of the work, initially scheduled for January 2017, is currently under review and discussion with the responsible government bodies. The completion of the project works and the consequent start of operations depend on the continuous availability of resources from its shareholders and third parties. These events and conditions, together with other matters described in said explanatory note, indicate the existence of material uncertainty that may raise significant doubt as to TLSA's going concern. Our conclusion is unqualified in this matter.

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DocuSign Envelope ID: CC6842C1-5EB5-4AC2-AAC0-726D54B01072

mazars

Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the six-month period ended June 30, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in CPC 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Audit and review of amounts corresponding to the previous year and quarter

The Quarterly Information - ITR, mentioned in the first paragraph, includes financial information corresponding to: (i) the statement of income and statement of comprehensive income for the three- and six-month periods ended June 30, 2021, (ii) statement of changes in equity, statement of cash flows and value added for the six-month period ended June 30, 2021, obtained from the quarterly information - ITR for that quarter; and (iii) the balance sheets as of December 31, 2021, obtained from the financial statements as of December 31, 2021, presented for comparison purposes. The review of the Quarterly Information - ITR for the quarter ended June 30, 2021 and the audit of the financial statements for the year ended December 31, 2021 were conducted under the responsibility of other independent auditors, who issued a dated review and audit report of July 27, 2021 and March 9, 2022, respectively, both without qualifications and with emphasis on the going concern of the jointly-controlled subsidiary Transnordestina Logística S.A.

Barueri, August 15, 2022.

Mazars Auditores Independentes
CRC 2 SP023701/O-8

DocuSigned by:
EVERTON ARAKEN PAETZOLD
33F5C4B5A482483...
Everton Araken Paetzold
Contador CRC 1PR 047.959/O-9

3

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30,2022.

São Paulo, May 15, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended June 30,2022.

São Paulo, May 15, 2022.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Luis Fernando Barbosa Martinez

Executive Officer

David Moise Salama

Executive Officer

Eduardo Guardiano Leme Gotilla

Executive Officer

Milton Picinini Filho

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.